Form 20-F
period 2018-12-31
Realm Therapeutics plc
filed 2019-04-10
CIK 1718903

As filed with the Securities and Exchange Commission on April 10, 2019
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-38215
REALM THERAPEUTICS PLC
(Exact name of Registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
267 Great Valley Parkway
Malvern, PA 19355
Tel: +1 484 321 2700
(Address of principal executive offices)
Realm Therapeutics, Inc.
267 Great Valley Parkway
Malvern, PA 19355
United States of America
Tel: +1 484 321 2700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 25 Ordinary Shares, nominal value £0.10 per share	The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 116,561,917 ordinary shares, nominal value £0.10 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☒Yes ☐ No

GENERAL INFORMATION
In this annual report on Form 20-F (“Annual Report”), “Realm,” the “Company,” “we,” “us” and “our” refer to Realm Therapeutics plc and its consolidated subsidiaries, except where the context otherwise requires.
We own various trademark registrations and applications, and unregistered trademarks. All other trade names, trademarks and service marks of other companies appearing in this Annual Report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
PRESENTATION OF FINANCIAL AND OTHER DATA
The consolidated financial statement data as at December 31, 2018 and 2017 and for the years ended December 31, 2018 and 2017 have been derived from our consolidated financial statements, as presented elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB.

Our reporting currency is the U.S. dollar given the majority of our operations are located in the United States and transactions are denominated in U.S. dollars. The functional currency of Realm Therapeutics plc is pounds sterling, and its assets and liabilities are translated at the rate of exchange at year-end, while the statements of operations are translated at the average exchange rates in effect during the year. The net effect of these translation adjustments is shown as a component of accumulated other comprehensive income (loss).

We are a public limited company incorporated and domiciled in the United Kingdom, and registered in England and Wales. We also prepare and issue annual and interim financial statements in accordance with International Financial Reporting Standards, or IFRS, as adopted by the European Union. Readers of this Annual Report should note that there may be certain differences between the presentation of our financial position, results of operations and cash flows under IFRS and U.S. GAAP accounting standards.
All references in this Annual Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling.
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains estimates and forward-looking statements, principally in the sections titled “Risk Factors,” “Operating and Financial Review and Prospects” and “Business.” The forward-looking statements contained herein include statements about the expected effects or potential outcomes of the Assets Disposal, the Investing Policy, the delisting of our ordinary shares from the AIM and any potential strategic transactions and/or partners and the timing thereof on the trading of ADSs and other statements other than in relation to historical facts. In addition, some of the matters discussed concerning our operations and financial performance include forward-looking statements and estimates within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements and estimates. Forward-looking statements include, but are not limited to, statements about:

•	our ability to identify a suitable partner for the strategic transaction that we intend to undertake;

•	our ability to enter into the strategic transaction on terms favorable to us;

•	the outcome of any hearing before the Nasdaq Hearings panel;

•	our ability to retain qualified employees and key personnel;

•	our estimates regarding future financial results and condition; and

•
our belief that our existing cash, cash equivalents and marketable securities as of December 31, 2018 and proceeds from the sale of our HOCI assets in March 2019 will be sufficient to fund our operating expenses and capital expenditure requirements for at least the twelve months following the date of issuance of the financial statements included in this Annual Report.
These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements.
Factors that could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, local and global political and economic conditions, capital markets in the US and the UK, conditions particular to Realm and the any potential strategic partner that affect their respective abilities to achieve a strategic transaction and legal or regulatory developments and changes. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.
Forward-looking statements and estimates speak only at the date they were made, and we undertake no obligation to update or to review any forward-looking statement or estimate because of new information, future events or other factors. Forward-looking statements and estimates involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these forward-looking statements and estimates.
In light of the risks and uncertainties described above, the forward-looking statements and estimates discussed in this Annual Report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements and estimates due to, inclusive of, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these forward-looking statements and estimates.
Additional factors that could cause actual results, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results to differ materially include, but are not limited to, those discussed under “Risk Factors” in this Annual Report. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this Annual Report not to occur. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this Annual Report might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive of, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

PART I
Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.
Item 2. Offer Statistics and Expected Timetable

Not applicable.
Item 3. Key Information

A.	Selected Consolidated Financial Data
The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes which are included elsewhere in this Annual Report and “Item 5. Operating and Financial Review and Prospects” of this Annual Report. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. We prepare our consolidated financial statements in accordance with U.S. GAAP.

	Years ended December 31,
	2018	2017
	(in thousands except share and per share data)
Revenues	$253	$1,121

Operating expenses:
Research and development	8,570	8,189
General and administrative	4,907	3,622
Restructuring costs	805	—
	14,282	11,811
Loss from operations	(14,029)	(10,690)
Interest income	406	58
Loss from operations before income taxes	(13,623)	(10,632)
Income tax (expense) benefit	(4)	108
Net loss	(13,627)	(10,524)
Other comprehensive income (loss):
Unrealized gain on investments	14	13
Foreign exchange translation adjustment	43	(21)
Total comprehensive loss	$(13,570)	$(10,532)

Net loss per ordinary share - basic and diluted:	$(0.12)	$(0.16)

Weighted average ordinary shares - basic and diluted	116,561,917	65,081,903

	As of December 31,
	2018	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$18,888	$33,853
Working capital(1)	$19,814	$31,631
Total assets	$21,837	$35,108
Total shareholders’ equity	$21,344	$32,197
(1)We define working capital as current assets less current liabilities.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We may not be able to identify a suitable target under the Investing Policy.

We have adopted an investing policy (the “Investing Policy”) following shareholder approval on March 15, 2019, which provides direction as to the strategic review process and the identification of potential strategic transactions. We will be dependent upon the ability of the board of directors of Realm Therapeutics plc (the “Board”) to identify suitable acquisition or acquiring targets. As at the date hereof, the directors of Realm Therapeutics plc (each, a “Director”) are still evaluating a number of investment opportunities. There is no guarantee that we will be able to acquire or be acquired pursuant to an identified opportunity at an appropriate transaction value, or at all, as a consequence of which resources might have been expended fruitlessly on investigative work and due diligence.

The remaining assets to support our Investing Policy may not be sufficient to achieve a strategic transaction.

We are required to seek to invest in, partner with, acquire and/or be acquired by a company with meaningful development potential in the life sciences sector or with good overall business prospects. The only sources of financing currently available to us to utilize in advancing this Investing Policy are the existing cash reserves and the net proceeds of the sale of substantially all of our non-cash assets (the “Assets Disposal”) including a royalty stream, HOCl related Intellectual Property and HOCl equipment, among other assets, to Urgo US, Inc. (“Urgo”), which may not be sufficient to attract a suitable acquirer or achieve an attractive acquisition. Additionally, even if a transaction is consummated, the combined cash resources of the companies may not be sufficient to achieve meaningful or attractive business milestones to drive value creation.

Significant shareholder dilution may occur as a result of a potential strategic transaction.

The Board broadly intends to use our existing cash resources to consummate an acquisition or to be acquired, if a suitable transaction can be identified. If the structure of any potential transaction takes the form of a reverse merger, the Board will be required to issue new equity subject to additional shareholder approval. The dilutive effect of any such issuance of new ordinary shares (including in the form of our American Depositary Shares (“ADSs”) could be significant on our existing shareholders and could have a detrimental impact on the price of our securities.

The success of future investments pursuant to a strategic transaction is uncertain.

Seeking an acquisition target or acquirer for Realm involves certain risks including, amongst others, that the target or acquirer has unidentified or unexpected past or future liabilities relating to the operations or assets, and the inability to receive accurate and timely information about the its operations or assets in order to make informed investment decisions. As with any investment, those investments may fall in value and it is possible that the total loss in value of such investments (being the value of the initial investments and, where relevant, any gains and/or subsequent additional investments) may be significant. Underperformance or failure of one or more of the investments may have an adverse effect on our value. There is no guarantee that our investment objectives will be met and our ability to achieve our investment objectives may be adversely affected in the event of any significant or sustained changes in market returns or volatility.

Companies in the Life Sciences sector, which is the focus of Realm’s Investing Policy, involve greater inherent risks than those in many other business sectors.

As per the Investment Policy, we are seeking to make an investment in or be acquired by a life sciences company (or a company with good overall business prospects). Life sciences companies, focused on clinical development, with which we might consider a strategic transaction generally have higher risks as such companies tend to be early stage (no products yet commercialized or products early in commercialization) and are subject to the general uncertainty and risks (including regulatory) associated with developing drugs. In clinical development and commercialization, the risk of failure of product candidates and marketed products is high. It is impossible to predict when or if any such product candidates will prove effective or safe in humans or will receive the necessary regulatory approval of if, once approved, they can obtain commercial success.

If we acquire any drug development company, the results of pre-clinical studies and early-stage clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Any such product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Any such future clinical trial results may not be successful.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of pre-clinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

The costs associated with a potential strategic transaction may be significant.

We expect to incur significant third party costs associated with the identifying, evaluating, and negotiating a definitive agreement for a suitable acquisition or other strategic transaction. We can give no assurance as to the level of such costs, and given that there can be no guarantee that negotiations to acquire any given target business or be acquired by a target will be successful. The greater the number of deals that do not reach completion, the greater the likely impact of such costs on our financial condition. Additionally, there are costs to satisfy remaining outstanding commitments and liabilities resulting from a strategic transaction.

Time and costs associated with winding down and returning cash to shareholders, if such a decision is taken, may be significant.

If a suitable strategic transaction cannot be completed, we may liquidate and distribute remaining cash to shareholders, after satisfaction of any obligations. We would incur third party costs associated with any distribution which would further limit funds to shareholders. There would be significant costs associated with winding down, such as separation of employees, and termination of contracts, and there could be taxes payable, all of which will further reduce the cash resources available. Additionally, it is possible that such a distribution would give rise to a tax liability for certain investors based upon their circumstances and basis in the shares.

We rely on a small team of key management to execute our business strategy.

We rely on a small executive team. In particular, we rely on the efforts of our Chief Executive Officer, Alex Martin and our
Chief Financial Officer and Chief Operating Officer, Marella Thorell. While we have entered into employment agreements with these executive officers, either of them may currently terminate his or her employment with us at any time. The loss of key members of our executive team could result in a delay of our strategic plans or require us to incur additional costs to recruit replacements or hire consultants, either of which could have a material adverse effect on the achievement of our strategic objectives or the associated timeline thereof.

RISKS RELATING TO ASSET DISPOSALS AND PRIOR CLINICAL DEVELOPMENT

We may become subject to claims in connection with past asset dispositions.

We sold our Supermarket Retail business in October 2016 and our HOCl assets to Urgo in March 2019. In connection with these transactions, Realm provided customary representations, warranties and covenants and related indemnities to counterparties. Although we are not aware of any outstanding matters that would reasonably form a basis for a claim related to these transactions, circumstances may arise that could result in a claim against by counterparties pursuant to the indemnification obligations thereunder and the underlying representations, warranties and covenants. If we become subject to liability based upon such contractual obligations or otherwise and it is required to indemnify the counterparties, it could have a material adverse effect on our financial position.

Product liability or clinical study related lawsuits against us could cause us to incur substantial liabilities.

We face an inherent risk of product liability exposure related to the testing of our former product candidates in human clinical trials. If we cannot successfully defend ourselves against claims that our product candidates or drugs caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in a distraction of management time and/or negatively impact our ability to achieve a strategic transaction.

RISKS RELATING TO THE COMPANY’S ORDINARY SHARES AND ADSs

We may be treated as a "public shell" company which could have negative consequences, including potential Nasdaq delisting of the ADSs.

We do not intend to delist the ADSs representing our ordinary shares from Nasdaq. However, following the sale of the HOCl assets to Urgo, we may be treated as a “public shell” under the Nasdaq rules and the US Securities Act. Although Nasdaq evaluates whether a listed company is a public shell company based on a facts and circumstances determination, a Nasdaq-listed company with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets is generally considered to be a public shell. Listed companies determined to be public shells by Nasdaq may be subject to delisting proceedings or additional and more stringent listing criteria.

On April 5, 2019, we announced that we had received written notice from the Listing Qualifications Staff (the “Staff”) of Nasdaq indicating that, due to the fact that we sold substantially all of our non-cash assets, the Staff believes we are a “shell company” and, as such, the continued listing of our ADS on Nasdaq is no longer warranted. We have requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which request will stay any suspension or delisting action by Nasdaq pending the outcome of the hearing. At the hearing, the Company will have the ability to present its plan to evidence compliance with all applicable requirements for listing on Nasdaq, and to request an extension within which to do so. Although the Company is taking steps to satisfy the applicable listing criteria, there can be no assurance that the Panel will grant the Company’s request for continued listing or that the Company will be able to evidence compliance with the applicable listing rules within any extension period that may be granted by the Panel.

If our ADSs are delisted from Nasdaq, we would expect that such securities would qualify for trading over-the-counter (OTC) in the United States on a market colloquially referred to as the “Pink Sheets.” Securities quoted OTC are generally subject to lesser requirements than securities listed for trading on a US national stock exchange, such as Nasdaq, including reduced corporate governance and public reporting standards.

If Nasdaq should delist the ADSs from trading, a reduction in some or all of the following may occur, each of which could have a material adverse effect on holders of ADSs: the liquidity of the ADSs; the market price of the ADSs; the number of institutional and general investors that will consider investing in the ADSs; the number of investors in general that will consider investing in the ADSs; the number of market makers in the ADSs; the availability of information concerning the trading prices and volume of the ADSs; and the number of broker-dealers willing to execute trades in the ADSs. In addition to the foregoing, there are certain consequences under the US Securities Act of being a public shell, including the unavailability of Rule 144 thereunder for the resale of restricted securities; the inability to utilize Form S-8 for the registration of employee benefit plan securities; and the inability to utilize Form F-3 under the “baby shelf” rules applicable to companies with a non-affiliate market capitalization of less than US$75 million. In addition, the prospective loss of our listing on Nasdaq could make us less attractive as a partner in any potential M&A transaction with a private company or a company that is only listed for trading in a foreign jurisdiction.

There may be significant price volatility associated with ADS representing our ordinary shares or lower liquidity given the AIM Delisting.

Following the AIM Delisting, there is no trading market for our ordinary shares. As of 1 April 2019, approximately 77% of our ordinary shares have been converted into ADSs. Given that only those shares outstanding in the form of ADSs are tradeable on Nasdaq, the trading volume of our ADSs is uncertain and may be volatile, which may impact price volatility.

Future sales, or the possibility of future sales, of a substantial number ADSs representing our ordinary shares could adversely affect the price of such securities.

Future sales of a substantial number of ADSs representing our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ADSs. There may be differing shareholders views as to whether to effect a strategic transaction or which strategic transaction would best suit us, so there may be significant trading in shares or disposition of investor positions if shareholders disagree with our announced course of action. If holders sell substantial amounts of ADSs, or if the market perceives that such sales may occur, the market price of our ADSs could be adversely affected.

Capital appreciation, if any, or a liquidated distribution, if such a path is pursued by the Company, may be the sole source of returns on such ordinary shares which underlie our ADS, and you may never receive a return on your investment because we do not anticipate paying any cash dividends on our ADSs.

Under the laws of England and Wales, a company’s accumulated realized profits must exceed its accumulated realized losses on a non-consolidated basis before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. We have not paid dividends in the past on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on ADSs representing our ordinary shares or our ordinary shares may be the sole source of gains on such securities for the foreseeable future. Alternatively, if the Company winds down, liquidates and return remaining cash to shareholders, that may be the only source of return you may receive on your investment and such return of cash may be less than the amount you invested in the Company.

Holders of ADSs do not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Holders of ADSs representing our ordinary shares are not able to exercise voting rights attaching to the underlying ordinary shares on an individual basis. Holders of ADSs representing our ordinary shares have appointed the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares underlying such ADSs. Holders of ADSs representing our ordinary shares may not receive voting materials in time to instruct the depositary to vote, and it is possible that they, or persons who hold such ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary may not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs representing our ordinary shares may not be able to exercise voting rights and may lack recourse if such ADSs are not voted as requested. In addition, holders of ADSs representing our ordinary shares will not be able to call a shareholders’ meeting.

Holders of ADSs representing our ordinary shares may not receive distributions on our ordinary shares underlying our ADSs or any value for them if it is illegal or impractical to make them available to such holders.

The depositary for ADSs representing our ordinary shares has agreed to pay to holders of such ADSs cash dividends or other distributions that it or the custodian receives on our ordinary shares after deducting its fees and expenses. Holders of ADSs representing our ordinary shares will receive these distributions in proportion to the number of our ordinary shares underlying their ADSs. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical for the depositary to make a distribution available to holders of ADSs representing our ordinary shares, in which case alternate provision would be made. For example, any equity that we have elected to distribute to shareholders which cannot be distributed to all ADS holders could be sold on the public markets by the depositary, which would instead distribute net cash proceeds thereof to ADS holders. We have no obligation to take any other action to permit the distribution of ADSs representing our ordinary shares, ordinary shares themselves, rights or anything else to holders of ADSs representing our ordinary shares. This means that holders of ADSs representing our ordinary shares may not receive any distributions that we make on our ordinary shares or any value from them if it is unlawful or impractical to make such distributions available to holders. These restrictions may negatively impact the trading value of ADSs representing our ordinary shares.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

The rights accruing to holders of our ordinary shares differ from the rights typically accruing to shareholders of a Delaware corporation.

We are incorporated under the law of England and Wales. The rights of holders of ordinary shares are governed by the laws of England and Wales, including the provisions of the U.K. Companies Act 2006, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in a Delaware corporation. See Item 10.B Memorandum and Articles of Association for a description of the principal differences between the provisions of the U.K. Companies Act 2006 applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the law of England and Wales. Certain of our directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether English courts would entertain original actions brought in the United Kingdom against us or our directors predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of the United Kingdom as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. As a result, U.S. investors may not be able to enforce against us or our certain of our directors, or certain experts named herein who are residents of the United Kingdom or countries other than the United States, any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

We currently qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to reporting obligations under the Exchange Act, that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we may follow U.K. corporate governance rules instead of certain corporate governance requirements of Nasdaq.

As a foreign private issuer, we may follow our home country corporate governance rules instead of certain corporate governance requirements of Nasdaq.

We may lose our foreign private issuer status either due to our own circumstances or because of a strategic transaction, which would then require us to comply with the Exchange Act’s domestic reporting regime and Nasdaq’s corporate governance requirements applicable to a domestic issuer, and cause us to incur significant incremental legal, accounting and other expenses.

A significant portion of our ADSs and ordinary shares are owned by U.S. residents Although we currently qualify as a foreign private issuer, in order to maintain this status, as of June 30, 2019 and at each June 30 thereafter that we remain an SEC registrant, either (a) a majority of our ordinary shares, including ordinary shares represented by ADSs, must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors must not be U.S. citizens or residents, (ii) more than 50 percent of our assets must be located outside of the United States and (iii) our business must be administered principally outside of the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will be significantly higher than the costs that we would incur as a foreign private issuer. As a result, we expect that the loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make ADSs representing our ordinary shares or our ordinary shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are required to report only two years of financial results and selected financial data in this Annual Report compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of ADSs representing our ordinary shares and our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an emerging growth company as of the following December 31 (our fiscal year-end). We cannot predict if investors will find ADSs representing our ordinary shares or our ordinary shares less attractive because we may rely on these exemptions. If some investors find such securities less attractive as a result, there may be a less active trading market for ADSs representing our ordinary shares or our ordinary shares and the price of such securities may be more volatile.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of ADSs representing our ordinary shares or our ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of ADSs representing our ordinary shares or our ordinary shares.
Management will be required to assess the effectiveness of our internal controls annually beginning in 2020. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Shareholder protections and restrictions found in provisions under the Takeover Code, do not apply to us.

In March 2019, the UK Panel on Takeovers and Mergers (the “Takeover Panel”) confirmed that, following the AIM Delisting, we are not considered to be subject to the UK City Code on Takeovers and Mergers (the “Takeover Code”), and, as a result, our shareholders are not entitled to the benefit of certain takeover offer protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted and which may operate to prohibit certain arrangements and courses of conduct considered customary in the United States. There are no provisions in our Articles of Association which replicate the provisions of the Takeover Code.
We believe that this position is unlikely to change at any time in the near future, but in accordance with good practice, we will review the situation on a regular basis and co-operate and consult with the UK Takeover Panel if there is any material change in our circumstances with respect to matters which the UK Takeover Panel might consider relevant in their determination of jurisdiction over us.

We are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and the consequences to U.S. holders of ADSs representing our ordinary shares or our ordinary shares may be adverse.

Based on our analysis of our income, assets, activities and market capitalization, we were a "passive foreign investment company," or PFIC, for the taxable year ended December 31, 2018. Under the Code, a non-U.S. company will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Material Income Tax Considerations - Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds our ordinary shares or ADSs representing our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs representing our ordinary shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or ADSs representing our ordinary shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section entitled “Material Income Tax Considerations - Material U.S. Federal Income Tax Considerations For U.S. Holders.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares (directly or in the form of ADSs representing our ordinary shares), such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our corporate group, if any. If such group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder's U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs representing our ordinary shares.
Item 4. Information on the Company

A.	History and Development of the Company
Realm was incorporated under the laws of England and Wales in April 2006 under the name PuriCore plc. In December, 2016, we changed our name to Realm Therapeutics plc. On July 3, 2018, we listed American Depositary Shares, or ADSs, representing our ordinary shares on the Nasdaq Capital Market. Our ADSs are traded under the symbol “RLM”. Our ordinary shares were previously traded on the AIM Market of the London Stock Exchange, but were voluntarily delisted on March 27, 2019.
Our registered office is located at Cannon Place, 78 Cannon Street London EC4N 6AF, United Kingdom. Our principal executive offices are located at 267 Great Valley Parkway, Malvern, PA 19355, our general telephone number is +1 484 321 2700 and our internet address is https://www.realmtx.com. Our website and the information contained on or accessible through our website are not part of this Annual Report. Our agent for service of process in the United States is Realm Therapeutics, Inc.,

267 Great Valley Parkway, Malvern, PA 19355. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

B.	Business Overview
Realm had been focused on the development of novel, prescription treatments for immune mediated diseases in adults and children. In 2018, the Company completed two Phase 2 clinical studies. In March 2018, the Company reported that its Phase 2 study of PR013, a topical ophthalmic solution for the treatment of Allergic Conjunctivitis, did not demonstrate efficacy. As a result, Realm discontinued further development of that program. In September 2018, the Company announced top-line results of its Phase 2 trial of PR022 in Atopic Dermatitis which did not meet the Company’s threshold for continued investment and, as such, Realm decided to discontinue all drug development programs based on its proprietary technology. Also in September 2018, the Company announced the hiring of MTS Health Partners, L.P., to act as an advisor in relation to a strategic review that was initiated by the Board to explore options which include the potential sale of the Company as a possible outcome.
On 15 February 2019, the Company announced that it had agreed to sell certain assets, which comprise its Vashe® wound care royalty stream, hypochlorous acid (“HOC1”) related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses to Urgo North America for gross proceeds of $10 million. The Company further announced its intention to delist its ordinary shares from admission to trading on AIM and adopt an Investing Policy. The disposal, AIM delisting and Investing Policy adoption were approved by shareholders at a general meeting held on March 15, 2019. The AIM delisting became effective on March 27, 2019.
The Assets Disposal completed on March 28, 2019. As of March 31, 2019, Realm had $27.7 of cash, cash equivalents and marketable securities on its consolidated balance sheet. Pursuant to the Investing Policy, Realm will continue to seek to invest in, partner with, acquire and/or be acquired by companies with meaningful development potential in the life sciences sector or with good overall business prospects; or, if a suitable transaction is not identified, the Company will consider winding down and distributing the remaining assets to shareholders, following satisfaction of applicable obligations.

Legal Proceedings

From time to time, we may be party to litigation or other legal proceedings relating to claims arising from the ordinary course of business. There are currently no claims or actions pending that, in the opinion of our management, are likely to have a material adverse effect on our results of operations, financial condition or cash flows.

Recent Developments

On March 28, 2019, the Company completed the Assets Disposal. The Company is evaluating potential strategic transactions, and is currently in negotiations with a small number of potential parties for a potential strategic transaction.

On April 5, 2019 we announced that we had received written notice from the Listing Qualifications Staff (the “Staff”) of Nasdaq Market indicating that, based upon the Company’s recent Assets Disposal, the Staff believes the Company is a “shell company” (i.e., a non-operating entity) and, as such, the continued listing of our ADSs on Nasdaq is no longer warranted. We plan to timely request a hearing before the Nasdaq Hearings Panel (the “Panel”), which request will stay any suspension or delisting action by Nasdaq at least pending the ultimate outcome of the hearing.

C.	Organizational Structure
The following is a list of our subsidiaries as of April 1, 2019:

Name of undertaking	Country of Registration	% Holding
Realm Therapeutics, Inc.	U.S.	100%
PuriCore Europe Limited	England and Wales	100%

PuriCore Europe Limited is in the process of being dissolved.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects

A.	Operating Results

Overview

We are a clinical-stage biopharmaceutical company developing novel therapeutics that target the interplay between innate and adaptive immunity. In 2018, the primary focus of the business was on completing the two Phase 2 clinical studies - one evaluating PR013 in Allergic Conjunctivitis and the other evaluating PR022 in Atopic Dermatitis. Both product candidates were developed based upon the Company’s propriety platform technology which is a high concentration, stabilized formulation of hypochlorous acid or HOCl.

In March 2018, we announced that in the Phase 2 clinical trial for Allergic Conjunctivitis, our product candidate, PR013, did not demonstrate efficacy.  As a result, we are no longer pursing the clinical development of PR013 and we do not intend to make any additional investments in this program.

In July 2018, the Securities and Exchange Commission declared effective the Company’s registration statement with respect to American Depositary Shares (ADSs) representing the Company's ordinary shares, and Nasdaq approved the ADSs for listing and the ADSs were listed for trading thereon. The registration statement was filed to facilitate the creation of a trading market in the United States for ADSs and in satisfaction of Realm's obligations under a registration rights agreement entered into with investors who participated in the Company's October 2017 private placement.
In August 2018, we reported top-line data from our Phase 2 clinical trial of PR022 in Atopic Dermatitis. In the study, PR022 showed no difference from vehicle in the primary endpoint of percent change in Eczema Area Severity Index (EASI) versus baseline. As a result, we are no longer pursing the clinical development of PR022 and, we do not intend to make any additional investments in this program.
In September 2018, we announced the commencement of a process to explore strategic alternatives for the Company, which might have included, without limitation, the sale of some or substantially all of our assets, a sale of stock, a strategic merger or other business combination transaction or other transaction between us and a third party.  We retained MTS Health Partners, L.P. to serve as the financial advisor to our Board of Directors in certain aspects of the process.
In February 2019, we entered into an agreement to sell, subject to shareholder approval, certain assets, including our Vashe® wound care royalty stream, HOCl related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses to Urgo North America for gross proceeds of $10 million. We further announced our intention to delist our ordinary shares from admission to trading on the Alternative Investment Market (AIM) and to adopt an Investing Policy, both of which required shareholder approval.
Shareholders approved all of these actions at a meeting held March 15, 2019. The AIM delisting became effective on March 27, 2019. The sale of the assets closed on March 28, 2019 and increased our cash resources for potential strategic transactions. The Investing Policy requires the Board to seek to invest in, partner with, acquire and/or be acquired by companies with meaningful development potential in the life sciences sector or with good overall business prospects; or, if a suitable transaction is not identified, to consider dissolving and liquidating our remaining assets. In the event of dissolution, we would be required to pay all of our debts and contractual obligations and set aside certain reserves for potential future claims and would need to create distributable reserve in order to make any distributions to shareholders. If we dissolve and liquidate our assets, there can be no assurance as to the amount or timing of available cash that will remain for distribution to our shareholders.
At December 31, 2018, we had cash, cash equivalents and marketable securities of $18.9 million, working capital of $19.8 million, and an accumulated deficit of $200.9 million. Our future operations are highly dependent on completing a strategic transaction with a third party.
On April 5, 2019, we announced we received written notice from the Listing Qualifications Staff (the “Staff”) of Nasdaq indicating that, based upon our Assets Disposal, the Staff believes we are a “shell company” (i.e., a non-operating entity) and, as such, the continued listing of our ADSs on Nasdaq is no longer warranted. We have requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which request will stay any suspension or delisting action by Nasdaq at least pending the ultimate outcome of the hearing.

Financial Operations Overview

Revenues
On January 1, 2018, we adopted Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (“Topic 606”, or “the New Revenue Standard”) and all the related amendments using the modified retrospective method. We recognized the cumulative effect of initially applying the New Revenue Standard as a $2.5 million decrease to the opening balance of accumulated deficit as of January 1, 2018. The prior period comparative information has not been restated and continues to be reported under the revenue recognition rules then in effect (Topic 605).

The most significant impact of the New Revenue Standard relates to the royalties we receive from Vashe under the licensing arrangement. We have concluded that the minimum guaranteed royalty amounts are fixed in substance and are recognized upon transferring the license to the distributor under Topic 606 rather than upon billing under Topic 605. Under Topic 606, minimum royalty payments are included in the transaction price as variable consideration, subject to a constraint. Therefore, the future minimum payments are recognized at a point in time (upon adoption as discussed above) rather than over the future periods. Following adoption. the only revenue recognized related to this royalty is net of the effect of financing components calculated using customer-specific, risk-adjusted lending rates and will be recognized as interest income over time on an effective interest rate basis. As a consequence of the acceleration of revenue recognition, we will not recognize royalty income until the minimum guaranteed amount has been achieved. Any royalties in excess of the minimum guarantee will be recognized in the period they are earned.

Research and Development Expenses

We are organized and record expenses by functional department and our employees spend time on all of our development projects. Additionally, due to the platform nature of our technology, some of the efforts and expenses are attributable across multiple projects or candidates. Where practical, we capture candidate specific expenses. Upon our decision to discontinue the clinical development of PR022, PR013 and all other clinical development, all research and development activities have been suspended.

The estimated costs associated with the studies discontinuance have been accrued as of December 31, 2018.
Prior to the discontinuance of PR013 and PR022, research and development expense consisted primarily of compensation paid to research and development focused employees and funds paid to third parties for the provision of services for product candidate development, clinical and pre-clinical development and related supply and manufacturing costs, and regulatory compliance costs.. We expensed research and development costs as incurred. We recognized external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive, administrative, and finance functions, including share-based compensation, travel expenses and recruiting expenses, if applicable. Other general and administrative expenses include facility related costs, patent filing, maintenance and prosecution costs and professional fees for legal, auditing, tax and business development services, and insurance costs. Additionally, general and administrative expenses include the cost of maintaining our listings on AIM, a market operated by the London Stock Exchange in the United Kingdom, and Nasdaq, which includes directors' compensation and travel, including share-based compensation, insurance and other professional fees such as legal, accounting, tax and other advisory services. In 2018, we incurred expenses in connection with the initial listing of American Depositary Shares (ADSs) representing our ordinary shares, on Nasdaq, including professional fees (legal, accounting, tax and other advisory) and increased insurance costs.

Our general and administrative expenses increased in 2018 as a result of increased payroll, expanded infrastructure and higher consulting, legal, auditing and tax-related services associated with maintaining compliance with Nasdaq listing and U.S. Securities and Exchange Commission, or SEC, requirements, accounting and investor relations costs, and director and officer insurance premiums associated with being a public company in the United States and dually listed in the United Kingdom. We anticipate that our general and administrative expenses will decrease as we reduced our headcount in 2018 following the discontinuation of our clinical development programs and our delisting from AIM in March 2019.

Restructuring costs

Following the announcement in September 2018 that we were discontinuing our clinical development programs and seeking strategic alternatives, we implemented a workforce reduction to reduce operating expenses while we evaluate strategic alternatives. The majority of severance and benefits payments associated with this reduction were settled during the year ended December 31, 2018 and are classified within restructuring costs within our consolidated statements of operations and comprehensive loss.

We entered into agreements with certain employees necessary to complete our clinical operations and advance the strategic review process. Under these retention agreements, if we terminate these employees’ employment without cause and the employees sign a separation agreement, they are entitled to certain separation pay and benefits. We recognize the restructuring expense for such agreements over the employees' retention service period.
We also incurred professional fees associated with the strategic review, including legal fees, accounting, tax and other advisory fees and banker’s fees, which are included in restructuring costs.
Interest Income

Interest income primarily consists of interest earned on our cash and cash equivalents held with banks and our marketable securities. In addition, our accretion of the royalty receivable, upon adoption of ASC 606 in January 2018, is recorded as a noncash component of interest income.

Income Taxes

We have not recorded any income tax benefits for the net losses we have incurred due to the uncertainty of realizing a benefit from those losses. Our tax benefit during 2017 represented the realization of U.S. alternative minimum tax credits that are refundable under the Tax Cuts and Jobs Act that was enacted in December 2017. In 2018, we recognized income tax expense associated with state tax minimums payable.

Consolidated Results of Operations

Comparison of Years Ended December 31, 2018 and 2017

	Years ended December 31,
	2018	2017
	(in thousands)
Revenues	$253	$1,121
Operating expenses:
Research and development	8,570	8,189
General and administrative	4,907	3,622
Restructuring costs	805	—
	14,282	11,811
Loss from operations	(14,029)	(10,690)
Interest income	406	58
Loss from operations before income taxes	(13,623)	(10,632)
Income tax (expense) benefit	(4)	108
Net loss	$(13,627)	$(10,524)

Revenues

Upon adoption of the New Revenue Standard on January 1, 2018, we only recognize royalty revenue from our licensing arrangement for Vashe when they exceed the minimum guaranteed royalties for the contract period. During the year ended December 31, 2018, we recognized $0.3 million in royalty revenue which represented the royalties earned in excess of the minimum guarantee. During the year ended December 31, 2017, we recognized royalty revenues of $1.1 million under the previous revenue recognition standards.

Research and Development Expenses

Research and development expenses increased by $0.4 million, or 4.7%, from $8.2 million for the year ended December 31, 2017 to $8.6 million for the year ended December 31, 2018. The increase was primarily due to net increases of $1.0 million related to the clinical development of our two programs offset by $0.6 million of lower payroll costs.

As announced in March and September 2018, we are no longer pursuing the clinical development of our product candidates and have paid or accrued for the remaining costs expected to be incurred in connection with the discontinuance of our research and development efforts.

General and Administrative Expenses

General and administrative expenses increased $1.3 million from $3.6 million for the year ended December 31, 2017 to $4.9 million for the year ended December 31, 2018. The increase was due primarily to the $1.5 million of professional services incurred in connection with the registration of our ADSs in 2018. We also had a $0.3 million increase in directors and officers insurance as a result of our Nasdaq listing. Compensation and related benefits were lower by $0.5 million as annual performance bonuses were not awarded achieved in 2018 and workforce reductions were made.

Restructuring costs

We incurred $0.8 million in restructuring costs during the year ended December 31, 2018 that were attributable our workforce reduction upon the discontinuance of our research and development efforts and professional fees associated with the strategic review process. We had no restructuring costs during the year ended December 31, 2017.

Interest Income

Interest income increased $0.3 million from $58,000 during the year ended December 31, 2017 to $0.4 million for the year ended December 31, 2018 as a result of earnings from our cash proceeds from the private placement in October 2017 and the noncash interest income related to the financing component of our royalty receivables.

Income Taxes

We had income tax expense of $4,000 during the year ended December 31, 2018 related to state tax minimums. Our tax benefit of $0.1 million during 2017 represents the realization of U.S. alternative minimum tax credits that are refundable under the Tax Cuts and Jobs Act that was enacted in December 2017.
Liquidity and Capital Resources

We have incurred net losses and negative cash flows from operations and expect to continue to incur losses for the foreseeable future. In 2018, our only source of operating cash flow was the royalty received from our marketing agreement for Vashe. That royalty stream, along with our other HOCl related assets, was sold for $10.0 million in gross proceeds in March 2019. We incurred net losses of $13.6 million and $10.5 million and negative cash flows from operations of $15.0 million and $9.5 million for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, we had an accumulated deficit of $200.9 million.

Cash Flows

The following table shows a summary of our cash flows from operations for the periods indicated (in thousands):

	Year ended December 31,
	2018	2017
Net cash used in operating activities	$(14,965)	$(9,503)
Net cash provided by (used in) investing activities	$8,327	$(25,620)
Net cash provided by financing activities	$—	$23,225

Net Cash Used in Operating Activities

During the year ended December, 2018, net cash used in operating activities was $15.0 million and was primarily attributable to our $13.6 million net loss and the net change in our operating assets and liabilities of $1.6 million that was offset by noncash charges of $0.2 million. Noncash charges were primarily related to our share-based compensation expense and noncash interest income related to our royalty receivable. The change in our operating assets and liabilities was primarily attributable to $1.2 million of royalty payments received during the year ended December 31, 2018 offset by a $2.5 million decrease in our payables and accrued expenses due to the payment of consulting and professional services in connection with the registration of our ADSs completed in July 2018 and payment of third party research and development services.

During the year ended December 31, 2017, net cash used in operating activities was $9.5 million and was primarily attributable to our $10.5 million net loss that was offset by noncash charges of $0.5 million and changes in our operating assets and liabilities $0.5 million.

Net Cash Provided by and Used in Investing Activities

During the year ended December 31, 2018, net cash provided by investing activities was $8.3 million and primarily attributable to the net proceeds received from our marketable securities of $8.4 million offset by purchases of property and equipment of $46,000.

During the year ended December 31, 2017, net cash used in investing activities was $24.5 million and primarily attributable to the purchase of marketable securities and property and equipment of $29.3 million and $0.2 million, respectively. These decreases in cash were offset by $5.0 in cash proceeds received upon the maturity of our marketable securities.

Net Cash Provided by Financing Activities

We had no financing activities during the year ended December 31, 2018.

During the year ended December 31, 2017, we received gross proceeds of approximately $26.0 million and net cash proceeds of $23.2 million (at an exchange rate of 1.3169, which was the exchange rate in effect on the date of receipt of proceeds) upon completion of a private placement of our ordinary shares and related warrants in October 2017.

Sources of Capital

Private Placement

In October 2017, we completed a private placement and issued 66,396,485 ordinary shares and warrants to purchase 26,558,600 ordinary shares and received $23.2 million in net proceeds. Each warrant carries an exercise price per ordinary share of 58 pence ($0.78 at an exchange rate of 1.3517 as of December 31, 2017) and a term of 2.5 years.

Cash Requirements

We expect that our existing cash, cash equivalents and marketable securities of $18.9 million at December 31, 2018 and the net proceeds of $9.6 million from the sale of our HOCl related assets, including the Vashe wound care royalty stream, which was completed in March 2019 will enable us to fund our current operating plan for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We are focused on completing a strategic transaction by way of acquiring another company or being acquired by one, in both cases with a counterparty who is seeking our cash resources and potentially our Nasdaq listing. We believe we have sufficient cash resources, net of costs which we estimate to incur in relation to such a transaction, to complete a strategic transaction. If we do not complete a strategic transaction, we will consider dissolving the company and liquidating the assets. In that case, we believe that our cash resources are sufficient to satisfy estimated liabilities and costs of such a process. However, the achievement of a strategic transaction and the associated costs and timing thereof is uncertain and the time, cost and reserves which may be required to be held back for future claims is uncertain so our estimates may prove incorrect.
Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2018 (in thousands):

	Total	Less than 1 year	1 to 3 years	3 to 5 years	greater than 5 years
Operating leases(1)	$1,082	$165	$333	$346	$238
Total(2)	$1,082	$165	$333	$346	$238
__________________
(1)    Reflects obligations related primarily to our office leases in Malvern, Pennsylvania and certain equipment leases.
(2)    This table does not include contracts that are entered into in the ordinary course of business that are not material in the aggregate in any period presented above.

C.	Research and Development, Patents and Licenses, etc.
Full details of our research and development activities and expenditures are given in “Item 4.B. Information on the Company – Business Overview” and “Item 5.A. Operating Results” within this Annual Report.

D.	Trend Information
See “Item 5.A. Operating Results” and “Item 5.B. Liquidity and Capital Resources” within this Annual Report.

E.	Off Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Item 6. Directors and Senior Management

A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors:

Executive Officers
The following table sets forth the names, ages and positions of our executive officers and directors

Name	Age	Position
Executive Officers
Alex Martin	51	Chief Executive Officer and Director
Marella Thorell	52	Chief Financial Officer, Chief Operating Officer, Company Secretary and Director

Non-Executive Directors
Charles Spicer	54	Chairman of the Board of Directors and Independent Non-Executive Director
Joseph William Birkett	71	Independent Non-Executive Director
Ivan Gergel, M.D.	58	Independent Non-Executive Director
Balkrishan (Simba) Gill, PhD	54	Independent Non-Executive Director
Sanford (Sandy) Zweifach	63	Independent Non-Executive Director
Executive Officers
Alex Martin joined Realm Therapeutics in June 2015 as Chief Executive Officer (CEO) and Executive Director. He brings more than 25 years of experience having held senior positions in both private and public companies principally in the pharmaceutical and biopharmaceutical industry. He previously served as a CEO of Affectis Pharmaceuticals AG, Chief Operating Officer of Intercept Pharmaceuticals (Nasdaq: ICPT) and Chief Finance Officer at Bioxell S.p.A, which went public on the SWX and was subsequently acquired by Cosmo Pharmaceuticals S.A. He began his career at SmithKline Beecham Pharmaceuticals before joining Novartis as Vice President, Global Business Development & Licensing. Prior to Realm, Mr. Martin served as President at moksha8 Pharmaceuticals Inc., a leading Latin American specialty pharmaceutical company. Mr. Martin holds a BA from Cornell University and an MBA from Harvard.
Marella Thorell was appointed Chief Financial Officer and Executive Director in March 2013 and was appointed Chief Operating Officer in October 2014. Previously, she was a key member of the Realm Therapeutics senior leadership team, and has been Company Secretary since October 2011. She offers more than 25 years of experience in finance, operations, and human resources. Previously, she was the President of Thorell Consulting, a business consulting firm. Ms. Thorell worked at Campbell Soup Company (NYSE: CPB), where she held a number of financial and management roles. She began her career and earned her CPA accounting qualification with Ernst & Young LLP. Ms. Thorell holds a BS in Business from Lehigh University.
Non-Executive Directors
Charles Spicer joined Realm Therapeutics in June 2013 as an Independent Non-Executive Director and was named Non-Executive Chairman in June 2014. He has more than 20 years of experience working within the healthcare sector and specifically medtech and life sciences segments. Mr. Spicer is a Non-Executive Chairman of IXICO plc (LSE: IXI), Creo Medical Group plc (LSE: CREO) and 11 Health & Technologies Limited and chairs a U.K. Department of Health Invention for Innovation (i4i) Funding Panel. Mr. Spicer has also served as a Non-Executive of Aircraft Medical Limited and Stanmore Implants. Previously he was Chief Executive of MDY Healthcare plc, an AIM-quoted strategic investment company focused on medtech, and prior to that head of healthcare at Numis Securities and Nomura International. Mr. Spicer was awarded an MA in history from Cambridge University and a PhD from the University of London.
Joseph William Birkett joined Realm Therapeutics in 1999 as an Independent Non-Executive Director and currently serves as Senior Independent Non-Executive Director and as Chairman of the Audit Committee. Mr. Birkett is an independent consultant and investor who has served on the board of a wide range of companies, both public and private, throughout his career. Following receipt of a BSc in Economics from Sheffield University, he qualified as an FCA with Touche Ross (now Deloitte & Touche LLP) before pursuing a career in finance, global investment banking, and private equity.

Ivan Gergel, M.D. joined Realm Therapeutics in January 2017 as an Independent Non-Executive Director and serves on the Remuneration Committee. Dr. Gergel was Senior Vice President Drug Development and Chief Medical Officer at Nektar Therapeutics. He has more than 25 years of pharmaceutical leadership and drug development experience. Prior to Nektar, Dr. Gergel was Executive Vice President R&D and Chief Scientific Officer at Endo Pharmaceuticals and a Senior Vice President R&D at Forest Laboratories (subsequently acquired by Actavis / Allergan) and he has advanced multiple compounds from research through approval. Dr. Gergel received his M.D. from The Royal Free Medical School of The University of London and an MBA from the Wharton School of the University of Pennsylvania.
Balkrishan (Simba) Gill, Ph.D. joined Realm Therapeutics in 2016 as an Independent Non-Executive Director and serves as Chairman of the Remuneration Committee. He is currently President, CEO and a member of the board of directors of Evelo Biosciences, which he joined in September 2015. He is also the executive Chairman of Blackfynn Inc. Dr. Gill has served as a Venture Partner at Flagship Pioneering, a life sciences innovation enterprise, since 2015. From 2006 to 2015, Dr. Gill served as the President and Chief Executive Officer of moksha8 Pharmaceuticals, Inc. Dr. Gill has an MBA from INSEAD and completed his Ph.D., with a focus on developing humanized antibodies to treat cancer, at King’s College, London.
Sanford (Sandy) Zweifach joined Realm Therapeutics in December 2017 as an Independent Non-Executive Director and serves on the Audit Committee. Mr. Zweifach has over 25 years’ experience in the life sciences industry, with a focus in corporate partnering, business development, operations, private and public investing, and capital raising. He is the Founder and Chief Executive Officer of Nuvelution Pharma, Inc. Previously, Mr. Zweifach was the founder and CEO of Ascendancy Healthcare, Inc. He has also been a Partner at Reedland Capital Partners, CEO of Pathways Diagnostics, Managing Director / CFO of Bay City Capital, and President and CFO of Epoch Biosciences, which was acquired by Nanogen. He currently serves as the Chairman of Lyric Pharmaceuticals Inc. and IMIDomics SL. He received his BA in Biology from UC San Diego and an MS in Human Physiology from UC Davis.

B.	Compensation

Compensation of Executive Officers and Directors

For the year ended December 31, 2018, the aggregate compensation accrued or paid to the non-executive members of our board of directors and to our principal executive officer and principal financial officer / principal accounting officer for services in all capacities was $1.1 million.

The following table provides information regarding the compensation awarded to, earned by or paid to our principal executive officer and principal financial officer / principal accounting officer for the year ended December 31, 2018.

Name and Principal Position	Salary	Option Awards (1)	Non-Equity Incentive Compensation (2)	All Other Compensation (3)	Total
Alex Martin Chief Executive Officer	$370,000	$—	$—	$65,851	$435,851
Marella Thorell Chief Financial Officer and Chief Operating Officer	$300,000	$—	$17,000	$47,977	$364,977
(1)    No options were awarded in 2018.
(2)    The amounts in this column represent performance bonuses earned by the named executive officers in the calendar year 2018 based upon the achievement of pre-established performance objectives. While most performance objectives were achieved in 2018, given the outcome of the clinical trials and the entry into a strategic review processes, no annual performance bonuses were awarded for the year.. Ms. Thorell’s 2018 amount includes a one-time bonus related to the Nasdaq listing.
(3)    Amounts in this column reflect the payment by the Company of a portion of medical, dental and vision insurance premiums, life and disability insurance premiums, 401(k) employer contributions and car allowance. All of these benefits are provided to the named executive officers on the same terms as provided to all of our regular full-time employees. Mr. Martin and Ms. Thorell are entitled to a monthly car allowance of $1,500 and $1,000, respectively, pursuant to their employment agreements.

Executive Director Employment Agreements
Alex Martin

We and our U.S. subsidiary, Realm Therapeutics, Inc., entered into an employment agreement with Mr. Martin in May 2015. This agreement entitles Mr. Martin to receive an initial annual base salary of not less than $370,000 per year and subject to annual adjustments as determined by the remuneration committee. Mr. Martin is eligible to receive an annual bonus of 50% of his base salary, which may be adjusted up or down based on his performance, such bonus amount to be determined in the Company’s sole discretion. Mr. Martin’s agreement also stipulated that he is entitled to receive 1,000,000 options to purchase our ordinary shares. These options were issued in June 2015 with an exercise price of £0.2975 per share ($0.45 per share at an exchange rate of 1.5267). The options vest over a three year period and upon the achievement of performance objectives as defined by our remuneration committee. As of December 31, 2017, Mr. Martin’s options granted in June 2015 were fully vested. During his employment with us, Mr. Martin is eligible to participate in all of our long term incentive plans, including future equity awards.
Mr. Martin is also entitled to the same fringe benefits that we provide to our other executives from time to time. If Mr. Martin’s employment with the company is terminated without cause, or if he resigns for good reason (as such terms are defined in the agreement), he will also be entitled to receive severance equal to continuation of his base salary and auto allowance, in effect at the time of termination, for twelve months following his date of termination and will be eligible for reimbursement for medical coverage premiums or to remain on our health insurance plans for up to the same period. Mr. Martin is also entitled to a pro rata portion of his annual bonus and based upon the timing of termination. Mr. Martin’s severance benefits are conditioned on, among other things, his execution of our standard separation agreement and a general release of claims in our favor. The agreement provides that if payments and benefits payable to Mr. Martin in connection with a change in control would result in adverse tax consequences under Sections 280G and 499 of the Code, such payments will be cut back to the extent necessary to avoid such adverse tax consequences unless Mr. Martin would be better off on an after-tax basis receiving the full amount of such payments and benefits.

The agreement provides that Mr. Martin’s employment with us is at-will. If required by the company, the agreement further provides that Mr. Martin will resign from his position on our board of directors effective as of the date of his termination for any reason. The agreement, and as further revised in another agreement, contains a twelve month non-competition covenant and a twelve month non-solicitation covenant by Mr. Martin.
Marella Thorell

We and our U.S. subsidiary, Realm Therapeutics, Inc., entered into an employment agreement with Ms. Thorell in March 2013. This agreement entitles Ms. Thorell to receive an initial annual base salary of not less than $250,000 per year and subject to annual adjustments as determined by the remuneration committee. Ms. Thorell is eligible to receive an annual bonus of up to 50% of her base salary, which may be adjusted up or down based on her performance, such bonus amount to be determined in the company’s sole discretion. During her employment with us, Ms. Thorell is eligible to participate in all of our long term incentive plans, including future equity awards.

Ms. Thorell is also entitled to the same fringe benefits that we provide to our other executives from time to time. If Ms. Thorell’s employment with the company is terminated without cause, or if she resigns for good reason (as such terms are defined in the agreement), Ms. Thorell will also be entitled to receive severance equal to continuation of her base salary and auto allowance, in effect at the time of termination, for twelve months following her date of termination and will be eligible for reimbursement for medical coverage premiums or to remain on our health insurance plans for up to the same period. Ms. Thorell is also entitled to a pro rata portion of her annual bonus and based upon the timing of termination. Ms. Thorell’s severance benefits are conditioned on, among other things, her execution of our standard separation agreement and a general release of claims in our favor. The agreement provides that if payments and benefits payable to Ms. Thorell in connection with a change in control would result in adverse tax consequences under Sections 280G and 499 of the Code, such payments will be cut back to the extent necessary to avoid such adverse tax consequences unless Ms. Thorell would be better off on an after-tax basis receiving the full amount of such payments and benefits.

Non-Executive Director Letters of Appointment

Non-executive directors are engaged on letters of appointment that set out their duties and responsibilities. The remuneration of our non-executive directors is determined by our board as a whole, based on a review of current practices in other companies. Fees and other compensation paid to non-executive directors who served during 2018 are set out in the table below. Fees include basic fees, fees paid to committee chairmen and fees paid to our non-executive chairman.

Name	Fees	Option Awards	All Other Compensation (1)	Total
Charles Spicer Chairman of Board of Directors	$86,785	$—	$—	$86,785
Joseph William Birkett Chairman of Audit Committee	$52,738	$—	$—	$52,738
Balkrishan (Simba) Gill, PhD Chairman of the Remuneration Committee	$52,378	$—	$12,000	$64,378
Ivan Gergel, M.D. Director	$46,730	$—	$—	$46,730
Sanford (Sandy) Zweifach Director	$46,730	$—	$—	$46,730

(1)	Amount in this column reflects the payment of a monthly advisory fee of $3,000 pursuant to a consulting agreement with us which concluded in April 2018.

Insurance and Indemnification
To the extent permitted by the Companies Act 2006, we are permitted to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities and expect to enter into a deed of indemnity with each of our directors and executive officers.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our directors, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Equity Compensation Plans
We have granted options to purchase our shares under the share option scheme, which is summarized in this section.
Realm Therapeutics 2016 Executive Omnibus Incentive Plan
We operate the Realm Therapeutics 2016 Executive Omnibus Incentive Plan, or the Plan, an equity compensation plan adopted by our board of directors in June 2016. The Plan provides that a variety of equity instruments can be issued to employees. Since adoption, options to acquire our ordinary shares are the only equity awards that have been granted under the Plan. As of December 31, 2018, there were 10,068,744 options outstanding under the Plan.

Eligibility, Awards and Administration

The Plan is administered by the Remuneration Committee of our board of directors which sets the terms and conditions of all equity awards granted under the Plan. Equity awards are granted at the discretion of the Remuneration Committee. We may grant equity awards to directors, consultants and other non-employees outside the Plan, but such grants are subject to certain terms set out in the Plan.
Vesting, Exercise Price, Term and Exercise

Under the Plan, our Remuneration Committee may determine the vesting schedule of an equity award and whether the vesting of an award will be subject to the satisfaction of a performance condition. Options granted to executive directors must be subject to vesting based on performance conditions. Thus far, only options granted to our executive directors have been made subject to vesting based on performance conditions which are measured over a three year period. Time based vesting options generally vest in equal annual installments over a three year period. All options granted to date under the Plan have exercise prices equal to the fair value of the underlying ordinary shares on the date of the grant. Once an option has vested, it may be exercised until the end of its term, which is either the fifth or tenth anniversary of the date of grant, after which time it will lapse. Options are exercisable in cash or as otherwise determined by the board of directors

Limitation on Awards

Subject to certain exceptions, no eligible employee may be granted options that, at the time they are granted, would cause the market value of shares subject to the options granted to the employee in respect of a financial year to exceed 200% of the employee’s base salary.

Plan Lapse

If a participant ceases to hold office or employment with us as a result of dismissal for gross misconduct, any option the participant holds, whether vested or unvested, will lapse. If a participant ceases to hold office or employment with us for any reason other than dismissal for gross misconduct then: (i) if the option is already vested, it may be exercised within ninety days from the date of cessation of services if such cessation did not occur as a result of the participant’s death, and within twelve months from the date of cessation of services if such cessation occurred as a result of the participant’s death; and (ii) if the option is not already vested, it will vest on the normal vesting date as described above, unless our board of directors determines that the option will vest on the date of cessation of services. Where an option vests in these circumstances, any performance condition will be taken into account and, unless our Remuneration Committee determines otherwise, will be pro-rated for time.

Variation of Share Capital

In the event of any variation of our share capital (including any demerger, capitalization, rights issue, open offer or any consolidation, sub-division or reduction of capital), our Remuneration Committee may make such adjustments as it considers appropriate.

C.	Board Practices

Composition of Our Board of Directors

Our board of directors is currently composed of seven members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that Charles Spicer, Joseph William Birkett, Dr. Ivan Gergel, Dr. Balkrishan (Simba) Gill and Sanford (Sandy) Zweifach do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules. There are no family relationships among any of our directors or senior management.

At every annual general meeting each director shall retire from office who is required to do so in accordance with any corporate governance policy adopted from time to time by the Company, and each director shall in any event retire at that annual general meeting unless he or she was appointed or re-appointed as a director at either of the last two general meetings before that annual general meeting. A director retiring at a meeting shall, if he or she is not re-elected at such meeting, retain office until the conclusion of the meeting or adjourned meeting at which he or she is due to retire.

Committees of Our Board of Directors
Audit Committee

The audit committee, which consists of Joseph William Birkett, Sanford (Sandy) Zweifach and Alex Martin, assists the board of directors in overseeing our accounting and financial reporting processes. Mr. Birkett serves as chairman of the audit committee. The audit committee consists exclusively of members of our board who are financially literate, and Mr. Birkett and Mr. Zweifach are considered “audit committee financial experts” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are permitted to phase in our compliance with the independent audit committee requirements set forth in Nasdaq Rule 5605(c) and Rule 10A-3 as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing. Our board of directors has determined that each of Mr. Birkett and Mr. Zweifach are independent directors under Nasdaq listing rules and under Rule 10A-3 under the Exchange Act and we are relying on the independence phase-in with respect to Mr. Martin. The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee’s responsibilities include:

•	recommending the appointment of the independent auditor to shareholders for approval at the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;

•	reviewing and discussing with management and our independent registered public accounting firm our financial statements and our financial reporting process; and

•	reviewing procedures for detection of fraud, whistleblowing and prevention of bribery, and reports on systems for internal financial control, financial reporting and risk management.

Remuneration Committee

The remuneration committee, which consists of Dr. Balkrishan (Simba) Gill and Dr. Ivan Gergel, advises the board in determining executive compensation. The remuneration committee’s responsibilities include:

•	identifying, reviewing and proposing policies relevant to the salary, annual incentives equity and other compensation of our directors, executive officers and all other employees;

•
evaluating the performance of each executive officer, the chairman of the board, the company secretary and such members of the executive management as it is designated to consider, in light of such policies and reporting to the board;

•	reviewing the design of all employee share option scheme or equity incentive plans in operation from time to time; and

•	reviewing, approving or ratifying any related party transactions between the company and any director, executive officer or related party.

Code of Business Conduct and Ethics

We maintain a Code of Business Conduct and Ethics applicable to our employees, executive officers and directors, which is posted on our corporate web site.

D.	Employees
The number of employees by function and geographic location as of the end of the period for our fiscal years ended December 31, 2016, 2017 and 2018 was as follows:

	At December 31,
	2018	2017	2016
By Function:
Research and development	5	12	11
Management and administrative	3	4	4
Total	8	16	15
By Geography:
United Kingdom	—	—	—
North America	8	16	15
Total	8	16	15

As of December 31, 2018, we had 8 full-time employees and no part-time employees. As of April 1, 2019, we had 5 full-time employees. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

E.	Share Ownership
For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”
Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of April 1, 2019 by:

•	each of our executive officers and directors;

•	each person beneficially owning more than 5% of our share capital as of April 1, 2019; and

•	all executive officers and directors as a group.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 1, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person except with respect to the percentage ownership of all board members and executive officers, as a group. Outstanding warrants are not included in the computation as they are expected to be canceled.

Unless otherwise indicated, the address for each of the shareholders in the table below is 267 Great Valley Parkway, Malvern, PA 19355.

	Ordinary Shares Beneficially Owned(1)
Name of Beneficial Owner	Number	Percent
Greater than 5% Shareholders
OrbiMed Private Investments VI, LP(2)	25,537,109	21.91
BVF Partners LP(3)	15,322,266	13.15
BAVARIA Industries Group AG(4)	6,944,948	5.96
Abingworth BioEquities Master Fund Ltd.(5)	6,384,277	5.48
Sussex Trading Company Limited(6)	6,148,880	5.28
Daniel Hegglin(7)	5,849,091	5.02
Named Executive Officers and Directors
Alex Martin(8)	3,523,261	2.94
Marella Thorell(9)	941,183	*
Charles Spicer(10)	462,165	*
Joseph William Birkett(11)	134,020	*
Ivan Gergel, M.D.(12)	134,020	*
Balkrishan (Simba) Gill, PhD(13)	215,344	*
Sanford (Sandy) Zweifach(14)	50,000	*
All of our current executive officers and directors, as a group (7 persons)	5,459,993	4.59%
*Indicates beneficial ownership of less than one percent of our ordinary shares.
(1)Number of shares owned as shown both in this table and the accompanying footnotes is based on 116,561,917 ordinary shares outstanding on April 1, 2019, and percentage ownership is based upon such number of shares plus the number of shares issuable upon the exercise of options that are exercisable within 60 days of April 1, 2019.
(2)All shares held in the form of ADSs. OrbiMed Capital GP VI LLC or GP VI is the sole general partner of OrbiMed Private Investments VI, LP or OPI VI. OrbiMed Advisors LLC or OrbiMed Advisors, is the managing member of GP VI. By virtue of such relationships, GP VI and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI VI and as a result may be deemed to have beneficial ownership of such shares. Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein. Each of GP VI, OrbiMed Advisors, Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein disclaims beneficial ownership of the shares held by OPI VI, except to the extent of its or his pecuniary interest therein if any. The address of these entities is 601 Lexington Avenue, 54th floor, New York, New York 10022.
(3)All shares held in the form of ADSs. The address of BVF Partners LP is One Sansome Street 30th Floor, San Francisco, CA 94949
(4)Consists of all ordinary shares.
(5)Consists of all ordinary shares. The address of Abingworth Bioequities Master Fund Ltd. is 38 Jermyn Street, London SW1Y 6DN.
(6)Including 6,148,875 shares held in the form of ADSs.
(7)All shares held in the form of ADSs.
(8)Consists of 248,115 ordinary shares, including 248,100 ordinary shares held in the form of ADSs, and 3,275,146 ordinary shares issuable upon the exercise of outstanding options that are or will be exercisable within 60 days of April 1, 2019. Does not include 940,591 ordinary shares issuable upon exercise of outstanding options that have not vested or will not be exercisable within 60 days of April 1, 2019. Does not includes 59,246 ordinary shares issuable upon the exercise of outstanding warrants, which are expected to be canceled.
(9)Consists of 50,000 ordinary shares, all held in the form of ADSs, and 891,183 ordinary shares issuable upon the exercise of outstanding options that are or will be exercisable within 60 days of April 1, 2019. Does not include 620,592 ordinary shares issuable upon exercise of outstanding options that have not vested or will not be exercisable within 60 days of April 1, 2019.
(10)Consists of 273,930 ordinary shares and 188,235 ordinary shares issuable upon the exercise of outstanding options that are or will be exercisable within 60 days of April 1, 2019. Does not include 144,120 ordinary shares issuable upon exercise of outstanding options that have not vested or will not be exercisable within 60 days of April 1, 2019. Does not includes 34,483 ordinary shares issuable upon the exercise of outstanding warrants, which are expected to be canceled.

(11)Consists of 134,020 ordinary shares issuable upon the exercise of outstanding options that are or will be immediately exercisable within 60 days of April 1, 2019. Does not include 117,011 ordinary shares issuable upon exercise of outstanding options that have not vested or will not be exercisable within 60 days of April 1, 2019.
(12)Consists of 134,020 ordinary shares issuable upon the exercise of outstanding options that are or will be immediately exercisable within 60 days of April 1, 2019. Does not include 117,011 ordinary shares issuable upon exercise of outstanding options that have not vested or will not be exercisable within 60 days of April 1, 2019.
(13)Consists of 215,344 ordinary shares issuable upon the exercise of outstanding options that are or will be immediately exercisable within 60 days of April 1, 2019. Does not include 117,011 ordinary shares issuable upon exercise of outstanding options that have not vested or will not be exercisable within 60 days of April 1, 2019.
(14)Consists of 50,000 ordinary shares issuable upon exercise of outstanding options which have vested. Does not include 100,000 ordinary shares issuable upon exercise of outstanding options that have not vested or will not be exercisable within 60 days of April 1, 2019.

B.	Related Party Transactions.

The following is a description of related party transactions we have entered into since January 1, 2018 with any members of our board of directors or executive officers or the holders of more than 5% of our share capital.

Registration Rights Agreement

We have entered into a registration rights agreement pursuant to which we granted certain shareholders the right to have certain ordinary shares and ordinary shares issuable upon the exercise of warrants purchased by them in 2017 registered with the SEC for resale in the United States. On March 28, 2019, upon the closing of the Company’s sale of substantially all of its non-cash assets to Urgo US, Inc., which constituted a “Fundamental Transaction” under the terms of the warrants, the Company revalued the warrants in accordance with their terms, resulting in planned cash payments to the warrant holders of approximately $13,500, in total, and cancellation of the warrants, which is expected to be completed in April 2019.

OrbiMed Private Investments Relationship Agreement

In October 2017 we entered into relationship agreement with OrbiMed Private Investments VI, LP, which together with its affiliates we refer to as OrbiMed, and N+1 Singer Advisory LLP, pursuant to which OrbiMed and we agreed that all transactions, agreements, relationships and arrangements entered into between OrbiMed and us will only be made on an arm’s length basis and on normal commercial terms, and that we will be capable at all times of carrying on our business independently of OrbiMed.

Agreements with Our Executive Officers and Directors

We have entered into employment agreements with certain of our executive officers and service agreements with our non-executive directors.
In connection with providing scientific and business advisory services, the Company previously engaged the consulting services of a director and compensation for services was provided at a fixed fee of $3,000 per month. This agreement terminated in April 2018.

Indemnification Agreements
We have entered into deeds of indemnity with each of our directors and executive officers. See “Management - Compensation - Insurance and Indemnification.”

C.	Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Dividend Policy

We have never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.
Under English law, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.

B.	Recent Developments.
On 15 February 2019, the Company announced that it had agreed to sell certain assets, which comprise its Vashe® wound care royalty stream, hypochlorous acid (“HOCI”) related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses to Urgo North America for gross proceeds of $10 million. The Company further announced its intention to delist its ordinary shares from admission to trading on AIM and adopt an Investing Policy.
The Asset Disposal, AIM Delisting and Investing Policy adoption were approved by shareholders at a general meeting held on March 15, 2019. The AIM Delisting became effective on March 27, 2019, and the Asset Disposal was completed on March 28, 2019. The Investing Policy requires the Directors to examine potential strategic opportunities. The Investing Policy, which remains the strategic focus of the Directors, requires the Company to seek to invest in, partner with, acquire and/or be acquired by companies with meaningful development potential in the life sciences sector or with good overall business prospects; or, if a suitable transaction is not identified, the Company will consider winding down and distributing the remaining assets to shareholders, following satisfaction of applicable obligations.

The Company is currently in negotiations with a small number of potential parties for a strategic transaction.

On April 5, 2019, we received written notice from the Listing Qualifications Staff (the “Staff”) of Nasdaq indicating that, due to the fact that we sold substantially all of our non-cash assets, the Staff believes we are a “shell company” and, as such, the continued listing of our ADS on Nasdaq is no longer warranted. We have requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which request will stay any suspension or delisting action by Nasdaq at least pending the ultimate outcome of the hearing. At the hearing, we will have the ability to present its plan to evidence compliance with all applicable requirements for listing on Nasdaq, and to request an extension within which to do so. Although we are taking steps to satisfy the applicable listing criteria, there can be no assurance that the Panel will grant our request for continued listing or that we will be able to evidence compliance with the applicable listing rules within any extension period that may be granted by the Panel.
Item 9. The Offer and Listing.
A.    Offer and Listing Details
The ADSs have been listed on The Nasdaq Capital Market under the symbol “RLM” since July 3, 2018. See Item 8 B - Recent Events.

B.	Plan of Distribution
Not applicable.

C.	Markets.
The ADSs have been listed on The Nasdaq Capital Market under the symbol “RLM” since July 3, 2018. See Item 8 B - Recent Events.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue

Not applicable.
Item 10. Additional Information.

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association

General

We were initially formed as a public limited company with registered number 5789798 under the laws of England and Wales on April 21, 2006 under the name PuriCore plc. On December 7, 2016, we changed our name to Realm Therapeutics plc. Our registered office is c/o CMS Cameron McKenna LLP, Cannon Place, 78 Cannon Street, London EC4N 6AF, United Kingdom. The principal legislation under which we operate and our ordinary shares are issued is the U.K. Companies Act 2006.

Share Capital

As of December 31, 2018, we had 116,561,917 ordinary shares outstanding, with a nominal value of £0.10 per share. Each issued ordinary share is fully paid.

American Depositary Shares

As of March 31, 2019, approximately 77% of the Company’s shares were represented by ADSs, each of which represents 25 ordinary shares.

Warrants

As at December 31, 2018, warrants to purchase 26,558,600 ordinary shares of the Company remained outstanding. On March 28, 2019 upon the closing of the Company’s sale of substantially all of its non-cash assets to Urgo US, Inc., which constituted a “Fundamental Transaction” under the terms of the warrants, the Company revalued the warrants in accordance with their terms, resulting in planned cash payments to the warrant holders of approximately $13,500, in total, and cancellation of the warrants, which is expected to be completed in April 2019.

Ordinary Shares

In accordance with the articles of association, the following summarizes the rights of holders of our ordinary shares:

•	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;

•	the holders of the ordinary shares shall be entitled to receive notice of, attend, speak and vote at our general meetings; and

•	holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

Share Register

We are required by the U.K. Companies Act 2006 to keep a register of our shareholders. Under the laws of England and Wales, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our share register. The share register therefore is prima facie evidence of the identity of our shareholders, and the shares that they hold. The share register generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our share register is maintained by our registrar, Equiniti.

Holders of ADSs representing our ordinary shares are not treated as our shareholders and their names therefore do not appear in our share register. The depositary, the custodian or their nominees are the holder of the shares underlying these ADSs. Holders of ADSs have a right to receive the ordinary shares underlying their ADSs.

Under the U.K. Companies Act 2006, we must enter an allotment of shares in our share register as soon as practicable and in any event within two months of the allotment. We also are required by the U.K. Companies Act 2006 to register a transfer of shares (or give the transferee notice of and reasons for refusal) as soon as practicable and in any event within two months of receiving notice of the transfer.

We, any of our shareholders or any other affected person may apply to the court for rectification of the share register if:

•	the name of any person, without sufficient cause, is wrongly entered in or omitted from our register of shareholders; or

•
there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder or on which we have a lien, provided that such refusal does not prevent dealings in the shares taking place on an open and proper basis.

Preemptive Rights

The laws of England and Wales generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders in a general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years).

On June 14, 2018, our shareholders approved the exclusion of preemptive rights until the earlier of our next annual general meeting in respect of the allotment of up to a maximum amount of £3,344,362 of ordinary shares of £0.10 each.
Articles of Association
Shares and Rights Attaching to Them
Objects

The objects of our company are unrestricted.
Share Rights

Subject to any special rights attaching to shares already in issue, our shares may be issued with or have attached to them any rights or restrictions as we may resolve by ordinary resolution of the shareholders or, in the absence of any such determination or in so far as such ordinary resolution of the shareholders does not make specific provision, as the board may determine.
Voting Rights

Without prejudice to any special rights, privileges or restrictions as to voting rights attached to any shares forming part of our share capital from time to time, the voting rights attaching to shares are as follows:

•	on a show of hands, every shareholder who (being an individual) is present in person and (being a corporation) is present by a duly authorized representative shall have one vote;

•
on a show of hands, each proxy present in person has one vote for and one vote against a resolution if the proxy has been duly appointed by more than one shareholder and the proxy has been instructed by one or more of those shareholders to vote for the resolution and by one or more other of those shareholders to vote against it;

•
on a show of hands, each proxy present in person has one vote for and one vote against a resolution if the proxy has been duly appointed by more than one shareholder entitled to vote on the resolution and either: (1) the proxy has been instructed by one or more of those shareholders to vote for the resolution and has been given any discretion by one or more other of those shareholders to vote and the proxy exercises that discretion to vote against it; or (2) the proxy has been instructed by one or more of those shareholders to vote against the resolution and has been given any discretion by one or more other of those shareholders to vote and the proxy exercises that discretion to vote for it; and

•	on a poll every shareholder who is present in person or by proxy shall have one vote for each share of which he is the holder.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded. Subject to the provisions of the U.K. Companies Act 2006, as described in “Description of Share Capital and Articles of Association - Differences in Corporate Law - Voting Rights” in this Annual Report, a poll may be demanded by:

•	the chairman of the meeting;

•	not less than five shareholders or proxies having the right to vote at the meeting;

•	a shareholder or proxy, or shareholders or proxies together, representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

•
a shareholder or proxy, or shareholder or proxies, holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Restrictions on Voting

No shareholder shall, unless the board otherwise decides, be entitled to vote at any general meeting or at any separate class meeting in respect of any share held by him unless all sums payable by him in respect of that share have been paid.

The board may from time to time make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall (subject to at least 14 clear days’ notice specifying the time or times and method of payment) pay at the time or times so specified the amount called on his shares.
Dividends

We may by ordinary resolution of shareholders declare dividends out of profits available for distribution in accordance with the respective rights of shareholders but no such dividend shall exceed the amount recommended by the directors. The board may from time to time pay shareholders such interim dividends as appear to the board to be justified by our financial position but, if at any time, our share capital is divided into different classes the board may not pay such interim dividends in respect of those shares which confer on the holders thereof deferred or non-preferential rights with regard to dividends if, at the time of payment, any preferential dividend is in arrears. Subject to any special rights attaching to or the terms of issue of any share, all dividends shall be declared and paid according to the amounts paid up on the shares and shall be apportioned and paid pro rata according to the amounts paid up on the shares during any part or parts of the period in respect of which the dividend is paid.

No dividend or other monies payable by us on or in respect of any share shall bear interest against us unless otherwise provided by the rights attached to the share or the provisions of another agreement between the shareholder and us. Any dividend unclaimed after a period of twelve years from the date such dividend became due for payment shall be forfeited and cease to remain owing. Dividends may be declared or paid in any currency and the board may decide the rate of exchange for any currency conversions that may be required, and how any costs involved are to be met, in relation to the currency of any dividend.

Any general meeting declaring a dividend may by ordinary resolution of shareholders, upon the recommendation of the board, direct payment or satisfaction of such dividend wholly or in part by the distribution of non-cash assets of equivalent value, including shares or other securities in any company.

The directors may, if authorized by an ordinary resolution of shareholders, offer any holders of ordinary shares the right to elect to receive in lieu of a dividend, or part of a dividend, an allotment of ordinary shares credited as fully paid up.
Change of Control

There is no specific provision in our articles of association that would have the effect of delaying, deferring or preventing a change of control.

Distributions on Winding Up

If we are wound up the liquidator may, with the sanction of a special resolution of the Board and with any other sanction required law, divide amongst the members in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be so divided and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator shall think fit. However, no member shall be compelled to accept any shares or other securities on which there is any liability.

The power of sale of a liquidator shall include a power to sell shares wholly or partially for debentures or other obligations of another body corporate, whether already constituted or about to be constituted for the purpose of carrying out the sale.
Variation of Rights

All or any of the rights and restrictions attached to any class of shares issued may be varied or abrogated with the consent in writing of the holders of not less than three‑fourths in nominal value of the issued shares of that class (excluding any shares held as treasury shares) or by special resolution passed at a separate general meeting of the holders of the shares of the class, subject to the U.K. Companies Act 2006 and the terms of their issue. The U.K. Companies Act 2006 provides a right to object to the variation of the share capital by the shareholders who did not vote in favor of the variation. Should an aggregate of 15% of the shareholders of the issued shares in question apply to the court to have the variation cancelled, the variation shall have no effect unless and until it is confirmed by the court.
Alteration to Share Capital

We may, by ordinary resolution of shareholders, consolidate and divide all or any of our share capital into shares of larger amount than our existing shares, or sub‑divide our shares or any of them into shares of a smaller amount. We may, by special resolution of shareholders, confirmed by the court, reduce our share capital or any capital redemption reserve or any share premium account in any manner authorized by the U.K. Companies Act 2006. We may redeem or purchase all or any of our shares as described in the section entitled “Description of Share Capital and Articles of Association - Other U.K. Law Considerations - Purchase of Own Shares.”
Preemption Rights

In certain circumstances, our shareholders may have statutory preemption rights under the U.K. Companies Act 2006 in respect of the allotment of new shares as described in the sections entitled “Description of Share Capital and Articles of Association - Preemptive Rights” and “Description of Share Capital and Articles of Association - Differences in Corporate Law - Preemptive Rights” in this Annual Report.
Transfer of Shares

Any shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form approved by the board. Any written instrument of transfer shall be signed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.

In the case of uncertificated shares, directors may take such action as they consider appropriate to achieve a transfer. The U.K. Uncertificated Securities Regulations 2001 permit shares to be issued and held in uncertificated form and transferred by means of a computer based system.

The board may decline to register any transfer of any share:

•	which is not a fully paid share;

•	where the transfer is not lodged at our registered office or such other place as the directors have appointed;

•
where the transfer is not accompanied by the share certificate to which it relates, or such other evidence as the board may reasonably require to show the transferor’s right to make the transfer, or evidence of the right of someone other than the transferor to make the transfer on the transferor’s behalf;

•	where the transfer is in respect of more than one class of share; and

•	where the number of joint holder to whom the share is to be transferred exceeds four.

If the board declines to register a transfer it shall, as soon as practicable and in any event within two months after the date on which the transfer is lodged, send to the transferee notice of the refusal, together with reasons for the refusal.
Shareholder Meetings
Annual General Meetings

In accordance with the U.K. Companies Act 2006, we are required in each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it. The annual general meeting shall be convened whenever and wherever the board sees fit, subject to the requirements of the U.K. Companies Act 2006, as described in the sections entitled “Description of Share Capital and Articles of Association - Differences in Corporate Law - Annual General Meeting” and “Description of Share Capital and Articles of Association - Differences in Corporate Law - Notice of General Meetings” in this Annual Report.
Notice of General Meetings

The arrangements for the calling of general meetings are described in “Description of Share Capital and Articles of Association - Differences in Corporate Law - Notice of General Meetings” in this Annual Report.
Quorum of General Meetings

No business shall be transacted at any general meeting unless a quorum is present. At least two shareholders present in person or by proxy and entitled to vote shall be a quorum for all purposes.
Class Meetings

The provisions in the articles of association relating to general meetings apply to every separate general meeting of the holders of a class of shares.
Directors
Number of Directors

We may not have less than two directors on the board of directors but shall not be subject to any maximum. We may, by ordinary resolution of the shareholders, vary the minimum and maximum number of directors from time to time.
Appointment of Directors

Subject to the provisions of the articles of association, we may, by ordinary resolution of the shareholders or a decision of the directors, elect any person to be a director, either to fill a casual vacancy or as an addition to the existing board of directors. However, any person that is not a director retiring from the existing board must be recommended by the board of directors or the person must have confirmed in writing to us their willingness to be elected as a director not less than seven days nor more than 42 clear days before the general meeting at which the relevant resolution is proposed.

At every annual general meeting each director shall retire from office who is required to do so in accordance with any corporate governance policy adopted from time to time by the Company, and each director shall in any event retire at that annual general meeting unless he or she was appointed or re-appointed as a director at either of the last two general meetings before that annual general meeting. A director retiring at a meeting shall, if he is not re-elected at such meeting, retain office until the conclusion of the meeting or adjourned meeting at which he is due to retire.

The shareholders may, at the meeting at which a director retires, fill the vacated office by electing a person and in default the retiring director shall, if willing to continue to act, be deemed to have been re‑elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re‑election of such director shall have been put to the meeting and lost.
Directors’ Interests

If a situation arises in which a director has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests (other than a situation that cannot reasonably be regarded as likely to give rise to a conflict of interest or a conflict of interest arising in relation to a transaction or arrangement with the Company), the board may authorize in accordance with the U.K. Companies Act 2006 the director’s interest and the continuing performance by the relevant director of his duties as a director on such terms as the board may determine.

Subject to the requirements under sections 175, 177 and 182 of the U.K. Companies Act 2006, a director shall declare the nature and extent of such conflicts.

Any such authorization will be effective only if:

•	the meeting at which the matter is considered is quorate without counting the director in question or any other interested director; and

•	the matter was agreed to without the interested director voting or, if the director did vote, would have been passed if their vote was not counted.

The Board may (whether while authorizing or subsequently) make any such authorization subject to any conditions or limits it expressly imposes but such authorization is otherwise given to the fullest extent permitted. The Board may withdraw or vary such authorization at any time.

A director may participate in the decision-making process and count in the quorum and vote on a proposed decision of the board which is concerned with such director’s interests (subject to any restrictions imposed by the other directors when providing such consent) if such director has declared the nature and extent of any interest of his and provided a majority of the other directors consent, or if one of the following situations applies:

•	the director’s interest arises solely through an interest in shares, debentures or other securities of or otherwise in or through the Company;

•	an ordinary resolution of the Company permits the director to count in the quorum and vote on the proposed decision;

•	the director’s interest cannot reasonably be regarded as likely to give rise to a material conflict of interest;

•	the conflict of interest arises from one of the following:

◦	a guarantee, security or indemnity given, or to be given, by or to the director in respect of an obligation incurred by or on behalf of the Company or any of its subsidiary undertakings;

◦
a subscription, or agreement to subscribe, for shares or other securities of the Company or any of its subsidiary undertakings, or to underwrite, sub-underwrite or guarantee an offer of any such shares or securities by the Company or any of its subsidiary undertakings for subscription, purchase or exchange;

◦
arrangements pursuant to which benefits are made are made available to employees and directors, or former employees and directors, of the Company or any of its subsidiaries which do not provide special benefits for directors or former directors;

◦	the purchase or maintenance of insurance which the Company is empowered to purchase or maintain for directors or officers;

◦	the giving to the director of an indemnity against liabilities incurred or to be incurred by the director in the execution and discharge of his duties;

◦
the provision of funds to the director to meet expenditure incurred or to be incurred by the director in defending criminal or civil proceedings against him or in connection with any application under certain provisions of the U.K. Companies Act 2006 or otherwise enabling him to avoid incurring that expenditure; or

◦
proposals concerning another company in which the director is interested directly or indirectly (whether as officer, shareholder or otherwise), if the director and any other persons connected with him do not to his knowledge hold an interest in shares representing 1% or more of the issued shares of any class of the equity share capital of that company (or of any third company through which his or their interest is derived) or of the voting rights available to shareholders of the relevant company.

A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

If a question arises at a meeting of the board or of a committee of the board as to the right of a director to vote or be counted in the quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting, the question shall be determined by a resolution of the board or such committee (with such director being excluded from voting on the resolution).
Directors’ Fees and Remuneration

Unless otherwise determined by ordinary resolution of the shareholders, there shall be paid to the directors (other than any director who for the time being holds an executive office or employment with us or a subsidiary of our) such fees for their services in the office of director as the directors may determine, not exceeding £500,000 per annum or such larger amount as the shareholders, by ordinary resolution decide, divided between the directors as they may determine or, failing an agreement, equally.

The emoluments of any director holding executive office for his services as such shall be determined by the board of directors, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by us for the provision of pensions, life assurance or other benefits for employees or their dependents, or the payment of a pension or other benefits to him or his dependents on or after retirement or death, apart from membership of any such scheme or fund.
Each director may be paid all expenses reasonably incurred by them in attending board or committees of the board or general meetings or separate meetings of the holders class of shares or of debentures, or otherwise in connection with the exercise of powers and the discharge of responsibilities in relation to us.
Borrowing Powers

The board may exercise all the powers to borrow money, to indemnify, to guarantee and to mortgage or charge our undertaking, property and assets (present or future) and uncalled capital or any part thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.
Indemnity

Every director or former director of our group may be indemnified against all liabilities incurred by him in connection with any negligence, default, breach of duty or breach of trust by him in relation to us or in connection with our activities as a trustee of an occupational pension scheme or otherwise as our officer.
Other United Kingdom law considerations

Other U.K. Law Considerations

Notification of Voting Rights

A shareholder in a public company incorporated in the United Kingdom whose shares are admitted to trading on AIM is required pursuant to Rule 5 of the Disclosure Guidance and Transparency Rules of the U.K. Financial Conduct Authority to notify us of the percentage of his voting rights if the percentage of voting rights which he holds as a shareholder or through his direct or indirect holding of financial instruments (or a combination of such holdings) reaches, exceeds or falls below 3%, 4%, 5%, and each 1% threshold thereafter up to 100% as a result of an acquisition or disposal of shares or financial instruments.

Mandatory Purchases and Acquisitions

Pursuant to Sections 979 to 991 of the U.K. Companies Act 2006, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares.
Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner. The squeeze‑out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to the court to prevent such squeeze‑out any time prior to the end of those six weeks following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to us, which would hold the consideration on trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the U.K. Companies Act 2006 must, in general, be the same as the consideration that was available under the takeover offer.
Sell Out

The U.K. Companies Act 2006 also gives our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his shares if, prior to the expiry of the acceptance period for such offer, (1) the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of the voting shares, and (2) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Pursuant to Part 22 of the U.K. Companies Act 2006, we are empowered by notice in writing to any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and (so far as is within his knowledge) particulars of any other interest that subsists or subsisted in those shares.

Purchase of Own Shares

Under the laws of England and Wales, a limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided that they are not restricted from doing so by their articles. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

Subject to the above, we may purchase our own shares in the manner prescribed below. We may make a market purchase of our own fully paid shares pursuant to an ordinary resolution of shareholders. The resolution authorizing the purchase must:

•	specify the maximum number of shares authorized to be acquired;

•	determine the maximum and minimum prices that may be paid for the shares; and

•	specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid shares otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by resolution of shareholders before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if he had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Distributions and Dividends

Under the U.K. Companies Act 2006, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non‑consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under the laws of England and Wales.
It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:

•
if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

•	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

City Code on Takeovers and Mergers

In March 2019, the Takeover Panel confirmed that, following the AIM Delisting, we are not considered to be subject to the Takeover Code, and, as a result, our shareholders are not entitled to the benefit of certain takeover offer protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted and which may operate to prohibit certain arrangements and courses of conduct considered customary in the United States. There are no provisions in our Articles of Association which replicate the provisions of the Takeover Code.

We believe that this position is unlikely to change at any time in the near future, but in accordance with good practice, we will review the situation on a regular basis and co-operate and consult with the UK Takeover Panel if there is any material change in our circumstances with respect to matters which the UK Takeover Panel might consider relevant in their determination of jurisdiction over us.
Were the City Code to apply, it would provide a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers.
Under Rule 9 of the City Code, if a person:

•	acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares; or

•
who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights of our shares, and such persons, or any person acting in concert with him, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous twelve months.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non‑resident holders of our ordinary shares or ADSs representing our ordinary shares, other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or in the articles of association on the right of non‑residents to hold or vote shares.

Differences in Corporate Law

The applicable provisions of the U.K. Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the U.K. Companies Act 2006 applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and Wales.

	England and Wales	Delaware
Number of Directors
Under the U.K. Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.
Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.
Removal of Directors
Under the U.K. Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the U.K. Companies Act 2006 must also be followed such as allowing the director to make representations against his or her removal either at the meeting or in writing.

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors
Under the laws of England and Wales, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting	Under the U.K. Companies Act 2006, a public limited company must hold an annual general meeting in each six-month period following our annual accounting reference date.
Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting
Under the U.K. Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding nay paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves convene a general meeting.
Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings
Under the U.K. Companies Act 2006, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Proxy	Under the U.K. Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.
Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Pre-emptive Rights
Under the U.K. Companies Act 2006, “equity securities,” being (1) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (2) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the U.K. Companies Act 2006.

Authority to Allot
Under the U.K. Companies Act 2006, the directors of a company must not allot shares or grant of rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the U.K. Companies Act 2006.

Liability of Directors and Officers
Under the U.K. Companies Act 2006, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the U.K. Companies Act 2006, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which he is convicted); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with our activities as trustee of an occupational pension plan).

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

any breach of the director’s duty of loyalty to the corporation or its stockholders;

acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

any transaction from which the director derives an improper personal benefit.

Voting Rights
Under the laws of England and Wales, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or our articles of association, shareholders shall vote on all resolutions on a show of hands. Under the U.K. Companies Act 2006, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under the laws of England and Wales, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting.
Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Stock Exchange Listing

American Depositary Shares, or ADSs, each representing 25 ordinary shares of Realm Therapeutics plc, have been listed on Nasdaq under the symbol “RLM”since July 3, 2018.

Registrar of Shares, Depositary for ADSs

Our share register is maintained by Equiniti. The share register reflects only record owners of our ordinary shares. Holders of ADSs representing our ordinary shares will not be treated as our shareholders and their names will therefore not be entered in our share register. Citibank, N.A. acts as the depositary for the ADSs representing our ordinary shares and the custodian for ordinary shares represented by ADSs is Citibank, N.A., London Branch. Holders of ADSs representing our ordinary shares have a right to receive the ordinary shares underlying such ADSs.

C.	Material Contracts

On March 28, 2019, the Company sold certain assets, which comprise the Vashe® wound care royalty stream, an FDA 510(k)-cleared anti-itch hydrogel, which was formerly marketed as Aurstat™, HOCI related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses, to Urgo U.S., Inc., the U.S. subsidiary of privately-held Laboratories URGO SAS, an international healthcare company specialised in advanced wound care and consumer healthcare solutions, for gross cash proceeds of $10 million. Urgo Medical North America merged with SteadMed Medical, the partner from whom Realm collects the Vashe® wound care product royalties in 2018.
Except as otherwise disclosed in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of our business.

D.	Exchange Controls
There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by English law or our articles of association on the right of non-residents to hold or vote shares.

E.	Taxation

Material U.S. Federal Income Tax Considerations

The following summary contains a description of material U.K. and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs representing our ordinary shares. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to own ADSs representing our ordinary shares.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs representing our ordinary shares. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs representing our ordinary shares as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding our ordinary shares or ADSs representing our ordinary shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to our ordinary shares or ADSs representing our ordinary shares;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or government organizations;

•	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies or real estate investment trusts;

•	persons who acquired our ordinary shares or ADSs representing our ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons required under Section 451(b) of the Code to conform to the timing of income accruals with respect to our ADSs representing our ordinary shares or the ordinary shares represented by such ADSs;

•	persons that own or are deemed to own (including by attribution) ten percent or more of our ordinary shares by voting power or value; and

•	persons holding our ordinary shares or ADSs representing our ordinary shares in connection with a trade or business, permanent establishment, or fixed base outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our ordinary shares or ADSs representing our ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares or ADSs representing our ordinary shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of such ordinary shares or ADSs representing our ordinary shares.

The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein - possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our ordinary shares or ADSs representing our ordinary shares who is eligible for the benefits of the Treaty and is:

i.	a citizen or individual resident of the United States;

ii.	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

iii.	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

iv.
a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

U.S. Holders are encouraged to consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares or ADSs representing our ordinary shares in their particular circumstances.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs representing our ordinary shares for ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs representing our shares and our company if, as a result of such actions, the holders of ADSs representing our shares are not properly treated as beneficial owners of the underlying ordinary shares.
Passive Foreign Investment Company Rules

Based on our financial statements and the projected composition of our income and valuation of our assets, we have determined that we were classified as a passive foreign investment company, or PFIC, for 2018. If we are classified as a PFIC in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.
A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).

The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or ADSs representing our ordinary shares, such U.S. Holder will be subject to special tax rules discussed below and could suffer adverse tax consequences.
A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year. The total value of our assets for purposes of the asset test generally will be calculated using the market price of our ordinary shares or ADSs representing our ordinary shares, which may fluctuate considerably. Fluctuations in the market price of the ordinary shares or ADSs representing our ordinary shares may result in our being a PFIC for any taxable year. Because of the uncertainties involved in establishing our PFIC status, our United States tax counsel expresses no opinion regarding our PFIC status.
If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares or ADSs representing our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs representing our ordinary shares, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes a “QEF Election” (defined below) or is eligible to make and makes a mark-to-market election (as described below), with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs representing our ordinary shares the U.S. Holder holds at their fair market value as of the date of such deemed sale and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs representing our ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares or ADSs representing our ordinary shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if such election becomes available.
For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of our ordinary shares or ADSs representing our ordinary shares, unless (i) such U.S. Holder makes a QEF Election or (ii) our ordinary shares or ADSs representing our ordinary shares constitute “marketable“ securities, and such U.S. Holder makes a mark-to-market election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs representing our ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares or ADSs representing our ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares or ADSs representing our ordinary shares cannot be treated as capital gains, even if a U.S. Holder holds the ordinary shares or ADSs representing our ordinary shares as capital assets.
If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and / or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

U.S. Holders can avoid the interest charge on excess distributions or gain relating to our ordinary shares or ADSs representing our ordinary shares by making a mark-to-market election with respect to the ordinary shares or ADSs representing our ordinary shares, provided that the ordinary shares or ADSs representing our ordinary shares are “marketable.” Ordinary shares or ADSs representing our ordinary shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs representing our ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs representing our ordinary shares are currently listed on Nasdaq, which is a qualified exchange for these purposes but our ADSs may be delisted from Nasdaq in the near future and, therefore, we cannot make any assurances that our ADSs (representing our ordinary shares) will continue to qualify as “marketable” for PFIC purposes. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the ordinary shares or ADSs representing our ordinary shares and as to the impact to a U.S. Holder if we delist from Nasdaq.
A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of our ordinary shares or ADSs representing our ordinary shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs representing our ordinary shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ordinary shares or ADSs representing our ordinary shares over the fair market value of the ordinary shares or ADSs representing our ordinary shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ordinary shares or ADSs representing our ordinary shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service, or the IRS, unless the ordinary shares or ADSs representing our ordinary shares cease to be marketable.
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ordinary shares or ADSs representing our ordinary shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Alternatively, a U.S. Holder can make an election, if we provide the necessary information, to treat us and each lower-tier PFIC as a qualified electing fund, or a QEF Election, in the first taxable year we (and our relevant subsidiaries) are treated as a PFIC with respect to the U.S. Holder. If such election remains in place while we and any lower-tier PFIC subsidiaries are PFICs, we and our subsidiaries will not be treated as PFICs with respect to such U.S. Holder. A U.S. Holder must make the QEF Election for us and for each of our subsidiaries that is a PFIC by attaching a separate properly completed IRS Form 8621 for each such PFIC to the U.S. Holder’s timely filed U.S. federal income tax return. We intend to provide the information necessary for a U.S. Holder to make a QEF Election with respect to us and to cause each lower-tier PFIC which we control to provide such information with respect to such lower-tier PFIC.
If a U.S. Holder makes a QEF Election with respect to a PFIC, the U.S. Holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election would not be taxable to the holder. A U.S. Holder will increase its tax basis in its ordinary shares or ADSs representing our ordinary shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the ordinary shares or ADSs representing our ordinary shares that is not included in the holder’s income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of ordinary shares or ADSs representing our ordinary shares in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in the ordinary shares or ADSs representing our ordinary shares. U.S. Holders should note that if they make QEF Elections with respect to us and lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their ordinary shares or ADSs representing our ordinary shares for any taxable year significantly in excess of any cash distributions (which may be zero) received on the ordinary shares or ADSs representing our ordinary shares for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.
Taxation of Distributions

Subject to the discussion above under “Passive Foreign Investment Company Rules,” distributions paid on our ordinary shares or ADSs representing our ordinary shares, other than certain pro rata distributions of ordinary shares or ADSs representing our ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income.” However, the qualified dividend income treatment may not apply if we are treated as a PFIC with respect to the U.S. Holder for the year of, or the year prior to, any distribution. The amount of the dividend may be treated as foreign-source dividend income to U.S. Holders and may not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs representing our ordinary shares or rights to acquire ordinary shares or ADSs representing our ordinary shares) will be the fair market value of such property on the date of distribution.

For foreign tax credit limitation purposes, our dividends will generally be treated as passive category income. Because no U.K. income taxes will be withheld from dividends on ordinary shares or ADSs representing our ordinary shares, there will be no creditable foreign taxes associated with any dividends that a U.S. Holder will receive. The rules governing foreign tax credits are complex and U.S. Holders should therefore consult their tax advisers regarding the effect of the receipt of dividends for foreign tax credit limitation purposes.
Sale or Other Taxable Disposition of Ordinary Shares and ADSs Representing Our Ordinary Shares

Subject to the discussion above under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of our ordinary shares or ADSs representing our ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs representing our ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs representing our ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ordinary shares or ADSs representing our ordinary shares are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON ANY INVESTMENT THAT YOU MAY MAKE IN THE ORDINARY SHARES OR ADSs REPRESENTING OUR ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO ANY SUCH INVESTMENT IN THE ORDINARY SHARES OR ADSs.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to our ordinary shares or ADSs representing our ordinary shares, subject to certain exceptions (including an exception for ordinary shares or ADSs representing our ordinary shares held in accounts maintained by certain U.S. financial institutions). Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of our ordinary shares or ADSs representing our ordinary shares.

United Kingdom Taxation

The following paragraphs are intended as a general guide to current U.K. tax law and HM Revenue & Customs published practice applying as of the date of this Annual Report (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs representing our ordinary shares. They do not constitute legal or tax advice and do not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ADSs representing our ordinary shares. Unless otherwise specified, they relate only to persons who are absolute beneficial owners of the ADSs representing our ordinary shares (and where the ADSs representing our ordinary shares are held as investments, and are not held through an Individual Savings Account or a Self Invested Personal Pension) and who are resident (and in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the United Kingdom and do not have a permanent establishment, branch or agency in any other jurisdiction with which the holding of the ADSs representing our ordinary shares is connected, or U.K. Holders. These paragraphs are written on the basis that the Company is and remains solely resident in the United Kingdom for tax purposes and does not (and will not) derive 75% or more of its qualifying assets value from U.K. land.
These paragraphs may not relate to certain classes of U.K. Holders, such as (but not limited to):

•	persons who are connected with the Company;

•	insurance companies;

•	charities;

•	pension schemes;

•	brokers or dealers in securities or persons who hold ordinary shares or ADSs representing our ordinary shares otherwise than as an investment;

•
persons who have (or are deemed to have) acquired their ordinary shares or ADSs representing our ordinary shares by virtue of an office or employment or who are or have been officers or employees of the Company or any of its affiliates; and

•	individuals who are subject to U.K. taxation on a remittance basis.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs REPRESENTING OUR ORDINARY SHARES OBTAIN THEIR OWN TAX ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF ADSs REPRESENTING OUR ORDINARY SHARES. IN PARTICULAR, NON‑U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAX AGREEMENTS.
The decision of the First-tier Tribunal (Tax Chamber) in HSBC Holdings PLC and The Bank of New York Mellon Corporation v HMRC (2012) cast some doubt on whether a holder of a depositary receipt is the beneficial owner of the underlying shares. However, based on published HMRC guidance we would expect that HMRC will regard a holder of ADSs representing our ordinary shares as holding the beneficial interest in the underlying shares and therefore these paragraphs assume that a holder of ADSs representing our ordinary shares is the beneficial owner of the underlying ordinary shares and any dividends paid in respect of the underlying ordinary shares (where the dividends are regarded for U.K. purposes as that person’s own income) for U.K. direct tax purposes.
Dividends

Withholding Tax

Dividends paid by the Company will not be subject to any withholding or deduction for or on account of U.K. tax, irrespective of the residence or particular circumstances of the holders of ADSs representing our ordinary shares.

Income Tax

An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the Company. An individual holder of ADSs representing our ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the Company unless he or she carries on (whether solely or in partnership) any trade, profession, or vocation in the United Kingdom through a branch or agency to which the ADSs representing our ordinary shares are attributable (subject to certain exceptions for trading through independent agents, such as some brokers and investment managers).

All individual U.K. Holders will receive a tax-free dividend allowance in the 2018 /2019 tax year of £2,000 per annum. Dividend income in excess of this tax-free allowance will (subject to the availability of any income tax personal allowance) currently be charged at the highest marginal rate of 7.5% for basic rate taxpayers, 32.5% for higher rate taxpayers, and 38.1% for additional rate taxpayers. Dividend income is treated as the top slice of the total income chargeable to U.K. income tax.
Corporation Tax

A corporate holder of ADSs representing our ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the Company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs representing our ordinary shares are attributable.
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the Company so long as the dividends qualify for exemption, which is likely to be the case, provided the dividends fall within an exempt class and certain conditions are met (including anti-avoidance conditions).
If the conditions for exemption are not satisfied, or such corporate U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends at the current rate of 19%.
Chargeable Gains

A disposal or deemed disposal of ADSs representing our ordinary shares by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.

If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal (or deemed disposal) of ADSs representing our ordinary shares, the current applicable rate would be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs representing our ordinary shares, the main rate of U.K. corporation tax (currently 19%) would apply. An indexation allowance may be available to such a holder to give an additional deduction based on the indexation of its base cost by reference to the U.K. Retail Price Index for December 2017. An indexation allowance can only reduce a gain on a future disposal, and cannot create a loss. An indexation allowance is not generally available in respect of disposals of assets acquired on or after January 1, 2018.
A holder of ADSs representing our ordinary shares which is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs unless they are carrying on a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ADSs representing our ordinary shares, through a permanent establishment) to with which the ADSs representing our ordinary shares are attributable. However, an individual holder of ADSs representing our ordinary shares who is treated as resident outside the United Kingdom for the purposes of a double tax treaty, or who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs representing our ordinary shares during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).
Any gains or losses in respect of currency fluctuations relating to the ADSs representing our ordinary shares would be brought into account on the disposal.
Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to holders of ordinary shares or ADSs representing our ordinary shares wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of Ordinary Shares

No U.K. stamp duty or stamp duty reserve tax, or SDRT, is payable on the issue of the underlying ordinary shares in the Company.

Transfers of Ordinary Shares

An unconditional agreement to transfer ordinary shares in certificated form will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. The charge to SDRT will be canceled or, if already paid, repaid (generally with interest), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

An unconditional agreement to transfer ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services will generally be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless the clearance service has made and maintained an election under section 97A of the U.K. Finance Act 1986, or a section 97A election. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by DTC.

Based on current published HMRC practice and recent case law, no SDRT is generally payable where the transfer of ordinary shares to a clearance service or depositary receipt system is an integral part of an issue of share capital. Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the participants in the clearance service or depositary receipt system.

Issue or Transfers of ADSs

No U.K. stamp duty or SDRT is payable on the issue or transfer of (including an agreement to transfer) ADSs in the company.

F.	Dividends and Paying Agents
Not applicable.

G.	Statement by Experts
Not applicable.

H.	Documents on Display
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.realmtx.com. The information contained on our website is not incorporated by reference in this Annual Report.

I.	Subsidiary Information.
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Qualitative and Quantitative Disclosures About Market Risk

Our consolidated financial statements are prepared using the U.S. dollar which is the functional currency of our primary operating subsidiary. The functional currency of our parent company is the pound sterling which is translated into the U.S. dollar for assets and liabilities at the exchange rate at the balance sheet dates and revenue and expenses are translated at the average exchange rates during the reporting period. Translation adjustments are not included in determining net income (loss) but are included in foreign exchange adjustment to accumulated other comprehensive income (loss), a component of shareholders’ equity.
Item 12. Description of Securities Other than Equity Securities.

A.	Debt Securities
Not applicable.

B.	Warrants and Rights

As at December 31, 2018, warrants to purchase 26,558,600 ordinary shares of the Company remained outstanding. On March 28, 2019 upon the closing of the Company’s sale of substantially all of its non-cash assets to Urgo US, Inc., which constituted a “Fundamental Transaction” under the terms of the warrants, the Company revalued the warrants in accordance with their terms, resulting in planned cash payments to the warrant holders of approximately $13,500, in total, and cancellation of the warrants, which is expected to be completed in April 2019.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
Citibank, N.A., or Citibank, acts as the depositary for the ADSs representing our ordinary shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A., London Branch.
We have appointed Citibank as depositary pursuant to a deposit agreement. The form of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s website (www.sec.gov). Please refer to registration number 333-225310 when retrieving such copy.

Fees and Charges
As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fee
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares or upon a change in the ADS(s)-to-ordinary shares ratio), excluding ADS issuances as a result of distributions of ordinary shares
Up to $0.05 per ADS issued
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-ordinary shares ratio)	Up to $0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to $0.05 per ADS held
Distribution of ADSs pursuant to (i) share dividends or other distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to $0.05 per ADS held
ADS services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary
As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•
the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.
ADS fees and charges payable upon (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person to whom the ADSs are issued (in the case of ADS issuances) and to the person whose ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.
In the event of refusal to pay the depositary fees or charges, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees and charges from any distribution to be made to the ADS holder.
Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.
Item 15. Controls and Procedures.

A.	Disclosure Controls and Procedures.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting.
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by the SEC’s rules for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm.
This report does not include an attestation report of our independent registered public accounting firm as we are an emerging growth company as defined under the JOBS Act.

D.	Changes in Internal Control Over Financial Reporting.
There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
Our Audit Committee is comprised of three of our non-executive directors, Joseph William Birkett, Sanford (Sandy) Zweifach, and Alex Martin. Each of Mr. Birkett and Mr. Zweifach is an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market. Mr. Birkett serves as chair of this committee. Our Board has determined that Mr. Birkett and Mr. Zweifach are “audit committee financial experts” as defined in Item 16A of Form 20-F. Mr. Martin will be replaced on the Audit Committee following the phase in period permitted by Nasdaq.
Item 16B. Code of Ethics
Our Code of Business Conduct and Ethics is applicable to all of our employees, officers and directors and is available on our website at http://www.realmtx.com. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider information on our website to be part of this Annual Report.
Item 16C. Principal Accountant Fees and Services

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and are audited by KPMG LLP, our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States.
KPMG LLP has audited our consolidated financial statements for the years ended December 31, 2018 and 2017, which audited statements appear in this Annual Report.
The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by KPMG LLP.

	Year ended December 31,
	2018	2017
	(in thousands)
Audit Fees (1)	$568	$264
Tax Fees	27	7
Total	$595	$271
(1) 2018 Audit fees include $295,000 for services associated with the filing of a registration statement in connection with our listing of ADSs on Nasdaq.
Our Audit Committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit. All of the services related to our company provided by KPMG LLP during the last two fiscal years have been approved by the Audit Committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
As a “foreign private issuer,” as defined by the SEC, although we are permitted to follow certain corporate governance practices of England and Wales, instead of those otherwise required under The Nasdaq Stock Market, or Nasdaq, for domestic issuers, we intend to follow the Nasdaq corporate governance rules applicable to foreign private issuers. While we voluntarily follow most Nasdaq corporate governance rules, we intend to take advantage of the following limited exemptions:

•	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.

•	Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•
Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•
Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Accordingly, our shareholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.
Item 16H. Mine Safety Disclosure
Not applicable.

PART III
Item 17. Financial Statements.
We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements.
The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits.

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

2.1†	Asset Purchase Agreement among Chemstar Corp., Realm Therapeutics, Inc. and the Registrant, dated September 19, 2016	Form F-1	333-225121	2.1	5/23/18
2.2*	Asset Purchase Agreement between Urgo U.S., Inc. and Realm Therapeutics plc, dated March 15, 2019
3.1	Articles of Association of Realm Therapeutics plc	Form F-1	333-225121	3.1	5/23/18
4.1	Form of Deposit Agreement	Form F-6	333-225310	(a)	7/2/18
4.2	Form of American Depositary Receipt (included in Exhibit 4.1)	Form F-6	333-225310	(a)	7/2/18
10.1	Realm Therapeutics 2016 Executive Omnibus Incentive Plan	Form F-1	333-225121	10.1	5/23/18
10.2†	Master Services Agreement and Exclusive Patent License between Realm Therapeutics, Inc. and Vitold Mikhailovich Bakhir, dated October 1, 2014, as amended	Form F-1	333-225121	10.2	6/14/18
10.3†	Technology Transfer Agreement between the Realm Therapeutics, Inc. and Vitold M. Bakhir, dated April 4, 2018	Form F-1	333-225121	10.3	6/14/18
10.4†	Intellectual Property License Agreement between the Realm Therapeutics, Inc. and Chemstar Corp., dated October 7, 2016	Form F-1	333-225121	10.4	5/23/18
10.5	Form of Deed of Indemnity between the Registrant and each of its executive officers and directors	Form F-1	333-225121	10.5	5/23/18
10.6	Relationship Agreement between the Registrant, Nplus1 Singer Advisory LLP and OrbiMed Private Investments VI, LP	Form F-1	333-225121	10.6	5/23/18
10.7	Registration Rights Agreement among the Registrant and certain investors, dated September 21, 2017	Form F-1	333-225121	10.7	5/23/18
21.1*	Subsidiaries of the Registrant	Form F-1	333-225121	23.1	5/23/18
23.1*	Consent of independent registered public accounting firm
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1*	Section 1350 Certification of Chief Executive Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
13.2*	Section 1350 Certification of Chief Financial Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
*	Filed herewith.
†	Confidential treatment previously requested and granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

REALM THERAPEUTICS PLC

	By:	/s/ Alex Martin
		Name:	Alex Martin
		Title:	Chief Executive Officer
Date: April 10, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Realm Therapeutics plc:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Realm Therapeutics plc and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Change in Accounting Principle
As discussed in Note 2, the Company changed its method of accounting for revenue in 2018 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2018.
Philadelphia, Pennsylvania
April 10, 2019

Realm Therapeutics plc
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$2,915	$9,508
Marketable securities	15,973	24,345
Royalty receivable	1,053	444
Prepaid expenses and other current assets	366	245
Total current assets	20,307	34,542
Property and equipment, net	202	246
Royalty receivable, net of current portion	1,016	—
Other assets	312	320
Total assets	$21,837	$35,108

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$86	$1,009
Accrued expenses	407	1,902
Total liabilities	493	2,911

Commitments (Note 6)

Shareholders’ equity:
Ordinary shares, £0.10 nominal value: 154,897,265 shares authorized; 116,561,917 ordinary shares issued and outstanding	24,259	24,259
Additional paid-in capital	197,992	197,722
Accumulated other comprehensive income (loss)	33	(11)
Accumulated deficit	(200,940)	(189,773)
Total shareholders’ equity	21,344	32,197
Total liabilities and shareholders’ equity	$21,837	$35,108

The accompanying notes are an integral part of these consolidated financial statements.

Realm Therapeutics plc
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

	Years ended December 31,
	2018	2017
Revenues	$253	$1,121

Operating expenses:
Research and development	8,570	8,189
General and administrative	4,907	3,622
Restructuring costs	805	—
	14,282	11,811
Loss from operations	(14,029)	(10,690)
Interest income	406	58
Loss from operations before income taxes	(13,623)	(10,632)
Income tax (expense) benefit	(4)	108
Net loss	(13,627)	(10,524)
Other comprehensive income (loss):
Unrealized gain on investments	14	13
Foreign exchange translation adjustment	43	(21)
Total comprehensive loss	$(13,570)	$(10,532)

Net loss per ordinary share - basic and diluted	$(0.12)	$(0.16)

Weighted average ordinary shares - basic and diluted	116,561,917	65,081,903

The accompanying notes are an integral part of these consolidated financial statements.

Realm Therapeutics plc
Consolidated Statements of Shareholders' Equity
(in thousands, except share and per share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount
Balance at January 1, 2017	50,165,432	$15,492	$182,809	$(3)	$(179,249)	$19,049
Issuance of ordinary shares and warrants, net of insurance costs	66,396,485	8,767	14,458	—	—	23,225
Share-based compensation expense	—	—	455	—	—	455
Unrealized gain on investments	—	—	—	13	—	13
Currency translation adjustments	—	—	—	(21)	—	(21)
Net loss	—	—	—	—	(10,524)	(10,524)
Balance at December 31, 2017	116,561,917	24,259	197,722	(11)	(189,773)	32,197
Adoption of ASC 606 (Note 2)	—	—	—	—	2,460	2,460
Share-based compensation expense	—	—	270	—	—	270
Unrealized gain on investments	—	—	—	1	—	1
Currency translation adjustments	—	—	—	43	—	43
Net loss	—	—	—	—	(13,627)	(13,627)
Balance at December 31, 2018	116,561,917	$24,259	$197,992	$33	$(200,940)	$21,344

The accompanying notes are an integral part of these consolidated financial statements.

Realm Therapeutics plc
Consolidated Statements of Cash Flows
(in thousands)

	Years ended December 31,
	2018	2017
Cash flows from operating activities:
Net loss	$(13,627)	$(10,524)
Adjustments to reconcile net loss to net cash used in operating activities
Loss on disposal of property and equipment	20	10
Depreciation and amortization	68	86
Noncash interest income	(131)	(4)
Share-based compensation	270	455
Changes in operating assets and liabilities:
Royalty receivable	966	(178)
Prepaid expenses and other assets	(113)	(153)
Accounts payable and accrued expenses	(2,418)	805
Net cash used in operating activities	(14,965)	(9,503)

Cash flows from investing activities:
Purchase of marketable securities	(37,762)	(29,324)
Proceeds from sale of marketable securities	46,135	5,000
Proceeds from sale of property and equipment	—	5
Purchases of property and equipment	(46)	(208)
Net cash provided by (used in) continuing investing activities	8,327	(24,527)
Net cash used in discontinued investing activities	—	(1,093)
Net cash provided by (used in) investing activities	8,327	(25,620)

Cash flows from financing activities:
Proceeds from the issuance of ordinary shares and warrants, net of costs	—	23,225
Net cash provided by financing activities	—	23,225

Effect of exchange rate changes on cash	45	(24)

Net decrease in cash and cash equivalents	(6,593)	(11,922)
Cash and cash equivalents, beginning of year	9,508	21,430
Cash and cash equivalents, end of year	$2,915	$9,508

Supplemental cash flow information:
Adjustment to royalty receivables upon adoption of ASC 606	$(2,460)	$—

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of the business

Realm Therapeutics plc (the Company) is incorporated under the laws of England and Wales and is domiciled in the United Kingdom (U.K.) In August 2018, the Company reported top-line data from its Phase 2 clinical trial of product candidate PR022 in Atopic Dermatitis.
In 2018, the primary focus of the business was completing the two Phase 2 clinical studies - one evaluating PR013 in Allergic Conjunctivitis and the other evaluating PR022 in Atopic Dermatitis. Both product candidates were developed based upon the Company’s propriety platform technology which is a high concentration, stabilized formulation of hypochlorous acid (HOCl).
In March 2018, the Company announced that in the Phase 2 clinical trial for Allergic Conjunctivitis, its product candidate, PR013, did not demonstrate efficacy.  As a result, the Company is no longer pursing the clinical development of PR013 and does do not intend to make any additional investments in this program.
In July 2018, the Securities and Exchange Commission declared effective the Company’s registration statement with respect to American Depositary Shares (ADSs) representing the Company's ordinary shares, and Nasdaq approved the ADSs for listing and the ADSs were listed for trading thereon. The registration statement was filed to facilitate the creation of a trading market in the United States for ADSs and in satisfaction of Realm's obligations under a registration rights agreement entered into with investors who participated in the Company's October 2017 private placement.
In August 2018, the reported top-line data from our Phase 2 clinical trial of PR022 in Atopic Dermatitis. In the study, PR022 showed no difference from vehicle in the primary endpoint of percent change in Eczema Area Severity Index (EASI) versus baseline. As a result, the Company is no longer pursing the clinical development of PR022 and, does not intend to make any additional investments in this program.
In September 2018, the Company announced the commencement of a process to explore strategic alternatives for the Company, which might have included, without limitation, the sale of some or substantially all of the Company's assets, a sale of stock, a strategic merger or other business combination transaction or other transaction between the Company and a third party.  The Company retained MTS Health Partners, L.P. to serve as the financial advisor to its Board of Directors in certain aspects of the process.
In February 2019, the Company entered into an agreement to sell, subject to shareholder approval, certain assets, including its Vashe® wound care royalty stream, HOCl related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses (the Asset Disposal) to Urgo North America for gross proceeds of $10.0 million. The Company further announced its intention to delist its ordinary shares from admission to trading on AIM and to adopt an Investing Policy, both of which required shareholder approval.
Shareholders approved all of these actions at a meeting held March 15, 2019. The AIM delisting became effective on March 27, 2019. The Asset Disposal closed on March 28, 2019 increasing the Company's cash resources for potential strategic transactions. The Investing Policy requires the Board to seek to invest in, partner with, acquire and/or be acquired by companies with meaningful development potential in the life sciences sector or with good overall business prospects; or, if a suitable transaction is not identified, to consider dissolving and liquidating the Company's remaining assets. In the event of dissolution, the Company would be required to pay all of its debts and contractual obligations and set aside certain reserves for potential future claims and would need to create distributable reserve in order to make any distributions to shareholders. If the Company dissolves and liquidates its assets, there can be no assurance as to the amount or timing of available cash that will remain for distribution to its shareholders.
At December 31, 2018, the Company had cash, cash equivalents and marketable securities of $18.9 million, working capital of $19.8 million, and an accumulated deficit of $200.9 million. Our future operations are highly dependent on completing a strategic transaction with a third party.
On April 5, 2019, the Company announced that it had received written notice from the Listing Qualifications Staff (the “Staff”) of Nasdaq Market indicating that, based upon the Company’s recent Assets Disposal, the Staff believes the Company is a “shell company” (i.e., a non-operating entity) and, as such, the continued listing of the Company's ADSs on Nasdaq is no longer warranted. The Company plans to timely request a hearing before the Nasdaq Hearings Panel (the “Panel”), which request will stay any suspension or delisting action by Nasdaq at least pending the ultimate outcome of the hearing.

2. Basis of presentation and summary of significant accounting policies
The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (U.S. GAAP). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) of the Financial Accounting Standards Board (FASB).
Principles of consolidation

The consolidated financial statements include the accounts of Realm Therapeutics plc and its wholly‑owned subsidiaries: Realm Therapeutics, Inc., and non-operating entities PuriCore Europe Limited and PuriCore Scientific Limited. All inter‑company balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Due to the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may materially vary from these estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Foreign currency translation

The Company’s reporting currency is the U.S. dollar given the majority of its operations are located in the U.S. and transactions are denominated in U.S. dollars. The functional currency of Realm Therapeutics plc, the parent, is the pound sterling and its assets and liabilities are translated at the rate of exchange at year-end, while the statements of operations are translated at the average exchange rates in effect during the year. The net effect of these translation adjustments is shown as a component of accumulated other comprehensive income (loss).

Fair value of financial instruments

At December 31, 2018 and 2017, the Company’s financial instruments included marketable securities, royalty receivable, accounts payable and accrued expenses. The carrying amount of the royalty receivable, accounts payable and accrued expenses approximates fair value due to the short-term maturities of these instruments. The carrying value of marketable securities is the estimated fair value.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. As of December 31, 2018, cash equivalents consisted of cash sweep funds and government-backed money market funds. As of December 31, 2017, cash equivalents consisted of certificates of deposit, U.S Treasuries and government‑backed money market funds.

Marketable securities

The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and re-evaluates such determination at each balance sheet date. As of December 31, 2018 and 2017, all investments are classified as available for sale and carried at their estimated fair value. Unrealized gains and losses related to debt securities are recorded as a component of accumulated other comprehensive income (loss). The Company periodically reviews its investments for impairment and adjusts these investments to their fair value when a decline in market value is deemed to be other than temporary. If losses on these securities are considered to be other than temporary, the loss is recognized in earnings.

Property and equipment

Property and equipment are recorded at cost. Depreciation and amortization is determined using the straight-line method over the estimated useful lives ranging from 3 to 7 years. Leasehold improvements are amortized over the life of the lease or the estimated useful life of the assets, whichever is shorter. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated. Impairment charges are recognized at the amount by which the carrying amount of an asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company has not recognized any impairment of long-lived assets for the years ended December 31, 2018 and 2017.

Revenue recognition

The Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) effective January 1, 2018 using the modified retrospective method with the impact of the adoption reflected in opening accumulated deficit. The impact of Topic 606 relates to the Company’s license and distribution agreement for Vashe, primarily regarding the recognition of the future minimum guaranteed royalty payments. Under Topic 606, minimum royalty payments are included in the transaction price as variable consideration, subject to a constraint. Therefore, the future minimum payments are recognized at a point in time rather than over the future periods. The revenue recognized is net of the effect of significant financing components calculated using customer-specific, risk-adjusted lending rates and will be recognized as interest income over time on an effective interest rate basis.

The Company recognized the cumulative impact of the adoption of Topic 606 with a decrease of $2.5 million in the opening balance of its accumulated deficit on January 1, 2018 and a corresponding increase in royalty receivable. The comparative information for the prior period has not been restated and continues to be reported under the revenue recognition rules then in effect (Topic 605). Royalties in excess of the estimated future minimum royalty amount will be recognized if and when they are earned. The Company concluded that the minimum guaranteed royalty amounts are fixed in substance and are recognized upon transferring the license to the distributor under Topic 606 rather than upon billing under Topic 605. As a consequence of the acceleration of revenue recognition, the Company will not recognize royalty income until the minimum guaranteed amount has been achieved in the relevant contract period. Any royalties in excess of the minimum guarantee will be recognized as revenue in the period they are earned.

Adoption of Topic 606 had no impact to cash provided by (used in) operating, investing, or financing activities within the Company’s consolidated statement of cash flows. In accordance with Topic 606, the disclosure of the impact of adoption to the Company’s consolidated statement of operations and consolidated balance sheet was as follows (in thousands):

	Year Ended December 31, 2018
	As Reported	Effect of Change	Amounts under ASC 605
Revenue	$253	$858	$1,111
Operating expenses
Research and development	8,570	—	8,570
General and administrative	4,907	—	4,907
Restructuring costs	805	—	805
	14,282	—	14,282
Loss from operations	(14,029)	858	(13,171)
Interest income	406	(132)	274
Loss from operations before income taxes	(13,623)	726	(12,897)
Income tax expense	(4)	—	(4)
Net loss	$(13,627)	$726	$(12,901)

	December 31, 2018
	As Reported	Effect of Change	Amounts under ASC 605
Assets
Royalty receivable	$1,053	$(718)	$335
Royalty receivable, net of current portion	$1,016	$(1,016)	$—
Shareholders' Equity
Accumulated deficit	$(200,940)	$(1,734)	$(202,674)

Research and development expenses

Research and development costs are expensed as incurred and consist primarily of compensation paid to research and development focused employees and funds paid to third parties for the provision of services for product candidate development, clinical and pre-clinical development and related supply and manufacturing costs, and regulatory compliance costs. At the end of the reporting period, the Company compares payments made to third party service providers to the estimated progress toward completion of the research or development objectives. Such estimates are subject to change as additional information becomes available. Depending on the timing of payments to the service providers and the progress that the Company estimates has been made as a result of the service provided, the Company may record net prepaid or accrued expense relating to these costs. Upfront milestone payments made to third parties who perform research and development services on the Company’s behalf are expensed as services are rendered. Upon the Company’s decision to discontinue the clinical development of PR013, PR022, and all of its other product candidates, all research and development activities for those candidates have been suspended. Any remaining estimated costs associated with the discontinuance of clinical development have been accrued as of December 31, 2018.

Restructuring costs

Following the announcement in September 2018 that the Company was discontinuing its clinical development programs and seeking strategic alternatives, it implemented a workforce reduction to reduce operating expenses while it evaluates strategic alternatives. The majority of severance and benefits payments associated with this reduction were settled during the year ended December 31, 2018 and are classified within restructuring costs within the Company's consolidated statements of operations and comprehensive loss.

The Company entered into agreements with certain employees necessary to complete its clinical operations and advance the strategic review process. Under these retention agreements, if the Company terminates these employees’ employment without cause and the employees sign a separation agreement, they are entitled to certain separation pay and benefits. The Company recognizes the restructuring expense for such agreements over the employees' retention service period.
The Company also incurred professional fees associated with the strategic review, including legal fees, accounting, tax and other advisory fees and banker’s fees, which are included in restructuring costs.
Share-based compensation

The Company measures equity classified share-based awards granted to employees and directors based on the estimated fair value on the date of grant and recognizes compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. The Company recognizes compensation expense for performance based awards when the performance condition is probable of achievement.
The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model, which is described more fully in Note 8.
Stock-based awards granted to consultants and non-employees are measured based on the fair value of the award on the date on which the related services are completed. Compensation expense is recognized over the period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A reduction in the carrying value of the net deferred tax assets is required when it is not more likely than not that such deferred tax assets are realizable. The Company has not recognized any deferred tax assets or liabilities.

Net loss per ordinary share

Basic loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during each period. Diluted loss per share includes the effect, if any, from the potential exercise or conversion of securities, such as warrants and options which would result in the issuance of incremental ordinary shares. In computing basic and diluted net loss per share, the weighted average number of shares is the same for both calculations due to the fact that a net loss existed for the years ended December 31, 2018 and 2017.
The following potentially dilutive securities outstanding as of December 31, 2018 and 2017 have been excluded from the computation of diluted weighted average shares outstanding, as they would be anti-dilutive:

	Years Ended December 31,
	2018	2017
Share options	10,068,744	11,418,175
Warrants	26,558,600	26,917,173
	36,627,344	38,335,348
Recent accounting pronouncements

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting. ASU 2018-07 is intended to reduce the cost and complexity and to improve financial reporting for non-employee share-based payments. The ASU expands the scope of Topic 718, Compensation-Stock Compensation (which currently only includes share-based payments to employees), to include share-based payments issued to non-employees for goods or services. Consequently, the accounting for share-based payments to non-employees and employees will be substantially aligned. This update is effective for annual and interim periods beginning after December 15, 2018 with early adoption permitted. Upon transition, entities will remeasure unsettled liability-classified awards and any unmeasured equity-classified awards for non-employees at fair value as of the adoption date. A cumulative-effect adjustment to retained earnings will be required as of the beginning of the fiscal year of adoption. The Company is currently assessing the impact ASU 2018-07 will have on its consolidated financial statements and footnote disclosures thereto.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provided guidance on accounting for the federal tax rate change and other tax effects of the Tax Act. SAB 118 provided a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under ASC 740, Income Taxes. In connection with our adoption of the Tax Act and in consideration of SAB 118, there were no changes made to the provisional amounts recognized in 2017 in connection with the enactment of the Tax Reform Act. The accounting for the income tax effects of the Tax Reform Act is complete as of December 31, 2018.

In March 2016, the FASB issued ASU 2016‑09, Compensation — Improvements to Employee Share‑Based Payment Accounting, which simplifies several aspects of the accounting for employee share‑based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The new standard is effective for annual reporting periods beginning after December 15, 2017. The Company adopted this guidance on January 1, 2018 and it did not have a material impact to the consolidated financial statements.
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU No. 2016-15 addresses eight specific cash flow issues with the objective of reducing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard is effective for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the accounting, transition, and disclosure requirements of the standard and its impact on the Company’s consolidated statement of cash flows.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), with guidance regarding the accounting for and disclosure of leases. The update requires lessees to recognize all leases, including operating leases, with a term greater than twelve months on the balance sheet. This update also requires lessees and lessors to disclose key information about their leasing transactions. The guidance will be effective for annual and interim periods beginning after December 15, 2018. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements and related disclosures. While the Company continues to assess all the effects of adoption, the Company believes the most significant effect relates to the recognition of right-of-use assets and corresponding liabilities on its consolidated balance sheet, primarily related to its existing facility operating leases, and providing new disclosures with regards to the Company’s leasing activities.
3. Fair value and marketable securities
As of December 31, 2018, marketable securities were comprised of the following (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury bills	$15,959	$14	$—	$15,973

As of December 31, 2017, marketable securities were comprised of the following (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. government agency	$20,857	$14	$—	$20,871
Certificates of deposit	3,475	—	(1)	3,474
	$24,332	$14	$(1)	$24,345

The Company follows FASB’s accounting guidance on fair value measurements for financial assets and liabilities measured on a recurring basis. The guidance requires fair value measurements to be classified and disclosed in one of the following three categories:

•	Level 1 - Quoted prices (unadjusted in active markets for identical assets or liabilities)

•	Level 2 - Inputs other than quoted prices in active markets that are observable either directly or indirectly

•	Level 3 - Unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions
This hierarchy requires the use of observable market data when available and to minimize the use of unobservable inputs when determining fair value.

The Company has classified assets and liabilities measured at fair value on a recurring basis as follows (in thousands):

	December 31, 2018
			Fair Value Measurement Based on
	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents (1)	$2,451	$2,451	$2,451	$—	$—
U.S. Treasury bills	15,973	15,973	15,973	—	—
	$18,424	$18,424	$18,424	$—	$—

(1) Includes cash sweep accounts and U.S. Treasury money market mutual fund that have a maturity of 90 days or less from the original acquisition date.

	December 31, 2017
			Fair Value Measurement Based on
	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents (2)	$8,978	$8,978	$8,978	$—	$—
U.S. government agency	20,871	20,871	—	20,871	—
Certificates of deposit	3,474	3,474	3,474	—	—
	$33,323	$33,323	$12,452	$20,871	$—

(2)Includes cash sweep accounts, U.S. Treasury money market mutual fund, and bank certificates of deposit and U.S. Treasury bills that have a maturity of 90 days or less from the original acquisition date.
4. Property and equipment
Property and equipment, net, consisted of (in thousands):

	December 31,
	2018	2017
Laboratory and other equipment	$209	$271
Office equipment	76	68
Computer equipment and software	113	130
Leasehold improvements	58	57
	456	526
Less: Accumulated depreciation and amortization	(254)	(280)
	$202	$246
Depreciation and amortization expense was $68,000 and $86,000 for the years ended December 31, 2018 and 2017, respectively.

5. Accrued expenses
Accrued expenses consisted of (in thousands):

	December 31,
	2018	2017
Compensation and related benefits	$16	$994
Restructuring costs	276	—
Consulting and professional fees	—	105
Research and development expenses	25	745
Other	90	58
	$407	$1,902
6. Commitments
Leases
In April 2017, the Company entered into a 96‑month lease for office space. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not yet paid. Landlord allowances for tenant improvements are deferred and recognized as a reduction to rent expense on a straight-line basis and over the entire lease term. The Company also leases office equipment with non-cancellable lease terms between five and seven years.
Rent expense under operating leases was $0.1 million and $0.1 million for the years ended December 31, 2018 and 2017, respectively.
Future minimum rental payments under non-cancellable operating leases at December 31, 2018 are as follows (in thousands):

For the years ending December 31,
2019	$165
2020	165
2021	168
2022	171
2023	175
Thereafter	238
$1,082
Employment agreements
The Company has entered into employment agreements with certain key executives and other employees involved in the strategic review process, providing for compensation and severance in certain circumstances, as defined in the agreements.
Retirement plans
The Company maintains a defined contribution 401(k) retirement plan, which covers all U.S. employees. Employees are eligible upon their date of hire. Under the 401(k) plan, participating employees may defer up to 100% of their pre‑tax salary but not more than statutory limits. The Company has a safe harbor plan and makes a contribution to employee accounts of 3% of compensation (as defined by the plan), subject to statutory limits, which vest immediately. During the years ended December 31, 2018 and 2017, the Company incurred costs of $68,000 and $67,000, respectively, related to the retirement plan.
7. Shareholders’ equity
Ordinary shares
As of December 31, 2018, the Company had 154,897,265 ordinary shares authorized on a fully diluted share capital basis and 116,561,917 ordinary shares in issue. Each issued ordinary share entitles the holder to vote on all matters submitted to a vote of the Company’s shareholders. Ordinary shareholders are entitled to receive dividends, as may be declared by the board of directors.

In October 2017, the Company completed a private placement with existing and new investors and issued 66.4 million units for net proceeds after expenses of $23.2 million. Each unit consisted of one ordinary share and one warrant to subscribe for 0.4 ordinary shares at a purchase price of 58 pence ($0.78).
Warrants to purchase ordinary shares
As of December 31, 2018, there were 26,558,600 warrants to purchase ordinary shares outstanding, which were issued in connection with the October 2017 private placement, with an exercise price of 58 pence ($0.78) that carry an expiration date of April 2020.

During the year ended December 31, 2018, there were 358,573 warrants to purchase ordinary shares at 49 pence ($0.66) that expired.
8. Share‑based compensation
The Company operates the Realm Therapeutics 2016 Executive Omnibus Incentive Plan (the Plan), an equity compensation plan under which a variety of equity instruments can be issued to employees. As of December 31, 2018, there were 1,587,448 shares available for future issuance under the Plan.
The amount and terms of grants are determined by the Company’s board of directors. The term of the options may be up to 10 years, and options are exercisable in cash or as otherwise determined by the board of directors. Generally, options vest annually over a three year period or, for certain key executives, vest upon the achievement of performance conditions measured over a three year period.
All options granted have exercise prices equal to the fair value of the underlying ordinary shares on the date of the grant.
The Company recorded share‑based compensation expense in the following expense categories of its consolidated statements of operations for the years ended December 31, 2018 and 2017 (in thousands):

	Years Ended December 31,
	2018	2017
Research and development	$146	$209
General and administrative	124	246
	$270	$455
The fair value of options is estimated using the Black‑Scholes option pricing model, which takes into account inputs such as the exercise price, the value of the underlying ordinary shares at the grant date, expected term, expected volatility, risk‑free interest rate and dividend yield. The fair value of each grant of options during the year ended December 31, 2018 and 2017 was determined using the methods and assumptions discussed below.

•
The expected term of employee options is determined using the “simplified” method, as prescribed in SEC’s Staff Accounting Bulletin (SAB) No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company’s lack of sufficient historical data. The expected term of nonemployee options is equal to the contractual term.

•	The expected volatility is based on historical volatility of the Company’s ordinary shares commensurate with the expected term assumption.

•	The risk‑free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

•	The expected dividend yield is 0% because the Company has not historically paid, and does not expect for the foreseeable future to pay, a dividend on its common stock.

For the years ended December 31, 2018 and 2017, the grant date fair value of all option grants was estimated at the time of grant using the Black‑Scholes option‑pricing model using the following weighted average assumptions:

	Years Ended December 31,
	2018	2017
Expected term (in years)	6.0	3.7
Expected volatility	44.4%	33.2%
Risk-free rate	2.8%	1.8%
Dividend yield	—	—
The per share weighted average fair value of the options granted during the years ended December 31, 2018 and 2017 was estimated at $0.20 and $0.15 per share, respectively. The following table summarizes the activity related to stock option grants to employees and nonemployees for the years ended December 31, 2018 and 2017:

	Number of Shares under Option Plan	Weighted-Average Exercise Price per Option	Weighted- Average Remaining Contractual Life (in years)
Outstanding at January 1, 2017	4,250,668	$0.46
Granted	2,531,000	0.51
Anti-dilution adjustment to number of options	5,087,728	0.42
Expired	(326,196)	1.21
Forfeited	(125,025)	0.40
Outstanding at December 31, 2017	11,418,175	0.45
Granted	90,000	0.55
Expired	(544,765)	1.00
Forfeited	(894,666)	0.41
Outstanding at December 31, 2018	10,068,744	$0.40	3.51
Exercisable at December 31, 2018	6,652,354	$0.39	2.85
Vested and expected to vest at December 31, 2018	10,068,744	$0.40	3.51
As of December 31, 2018, there was $0.1 million in unrecognized compensation cost that is expected to be recognized over an estimated weighted‑average amortization period of 1.2 year. All options outstanding or exercisable as of December 31, 2018 had exercise prices in excess of the closing stock price reported on the last day for the year ending December 31, 2018.
9. Income taxes
Loss from operations before income taxes was as follows (in thousands):

	Years Ended December 31,
	2018	2017
U.K.	$(3,647)	$(1,297)
U.S.	(9,976)	(9,335)
	$(13,623)	$(10,632)

Income tax (expense) benefit consists of the following (in thousands):

	Years Ended December 31,
	2018	2017
Current tax (expense) benefit
U.K.	$—	$—
U.S. federal	—	108
U.S. state and local	(4)	—
Total current tax (expense) benefit	(4)	108
Deferred tax (expense) benefit
U.K.	—	—
U.S. federal	—	—
U.S. state and local	—	—
Total deferred tax benefit	—	—
Income tax (expense) benefit	$(4)	$108
A reconciliation of income tax benefit from continuing operations as reflected in the financial statements was as follows:

	Years Ended December 31,
	2018	2017
Income tax expense at U.K. statutory rate	19.0%	19.3%
Foreign rate differential	0.9	11.4
State taxes, net of federal benefit	5.8	5.8
Permanent differences	—	(0.1)
Tax Cuts and Jobs Act	—	(79.4)
Change in valuation allowance	(28.5)	43.5
Other	2.8	0.5
Effective tax rate	—	1.0%
The principal components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2018	2017
Deferred income tax assets:
Net operating losses	$18,409	$15,261
Property and equipment	3	29
Accrued expenses and other	158	115
Tax credits	626	626
Valuation allowances	(19,196)	(16,031)
Deferred income tax assets, net	$—	$—

As of December 31, 2018, the Company had net operating loss (NOL) carry forwards of $14.5 million from its operations in the U.K., which are available to reduce certain future U.K. taxable income. As of December 31, 2018, the Company had U.S. federal and state NOLs of $68.8 million and $19.0 million, respectively. The Company has U.S. research and development credits of $0.6 million and refundable U.S. Alternative Minimum Tax credits of $0.1 million. The U.S. NOLs may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three‑year period in excess of 50%. This could limit the amount of NOLs and credits that the Company can utilize annually to offset future U.S. taxable income or tax liabilities, if any. The amount of the annual limitation, if any, will be determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. While a comprehensive analysis has not been completed, the Company believes that the private placement completed in October 2017 likely caused an ownership change which would give rise to the limitations on the federal and state NOLs. These federal and state carry forwards will begin to expire in 2020 through 2038.
ASC 740, Income Taxes, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, the Company has recorded a full valuation allowance against its deferred tax assets at December 31, 2018 and 2017 because the Company’s management has determined that is it more likely than not that these assets will not be fully realized. The Company experienced a net increase in the valuation allowance of $3.2 million for the year ended December 31, 2018, primarily due to the increase in net operating losses generated.
The Company files income tax returns in the U.K., the U.S., and various states within the U.S. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable. The Company’s tax years in the U.S. are still open under statute from 2015 to present. However, applicable taxing authorities may review and adjust tax credit or NOL carryforwards generated in closed years that are utilized in open years.
The Company’s policy is to record interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2018 and 2017, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statement of operations.
On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the Tax Act). The Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited to, reducing the top U.S. federal corporate tax rate from 35% to 21%; requiring companies to pay a onetime transition tax on certain un-repatriated earnings of foreign subsidiaries; generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; eliminating the corporate alternative minimum tax (AMT) and changing how existing AMT credits can be realized; creating the base erosion anti-abuse tax (BEAT), a new minimum tax; creating a new limitation on deductible interest expense; and changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.
The Tax Act reduced the Company's U.S. corporate income tax rate from 35% to 21%, effective January 1, 2018. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. As a result of the reduction in the U.S. corporate income tax rate from 35% to 21% under the Tax Act, the Company revalued its ending net deferred tax assets and liabilities at December 31, 2017.
The Tax Act provided for a one-time transition tax on the deemed repatriation of post-1986 undistributed foreign subsidiary earnings and profits (E&P). The Company has minimal operations at their controlled foreign corporation and, as such, had no transition tax liability.
The global intangible low-taxed income tax and base erosion provisions are effective for taxable years beginning after December 31, 2017. The Company does not currently expect these provisions to have a material impact on its tax rate as there is minimal activity at their controlled foreign corporations and they are currently below the gross receipts threshold for purposes of the base erosion provisions.
Due to the timing of the new tax law and the substantial changes it brings, the Staff of the U.S. Securities and Exchange Commission (the SEC) issued Staff Accounting Bulletin No. 118 (SAB 118), which provides registrants a measurement period to report the impact of the new U.S. tax law. During the measurement period, provisional amounts for the effects of the law are recorded to the extent a reasonable estimate can be made. The accounting for the income tax effects of the Tax Reform Act is complete as of December 31, 2018. There has been no material difference in actual amounts recorded compared to those recorded as provisional. The Company will continue to monitor for future updates to guidance or interpretations issued by the IRS.

10. Related party transactions
During the year ended December 31, 2017, the Company received net proceeds of $23.2 million upon issuing ordinary shares and warrants for ordinary shares, of which $1.2 million was from existing investors and executives.
In connection with providing scientific and business advisory services, the Company had engaged the consulting services of a director and compensation for services was provided at a fixed fee of $3,000 per month. The agreement terminated in April 2018.
11. Subsequent events
The Company has evaluated subsequent events from the balance sheet date through the date at which the consolidated financial statements were available to be issued, and determined there are no other items requiring disclosure beyond those already disclosed.